tapestry

November 13, 2025

NOTICE OF

2025 Annual Meeting of Stockholders & Proxy Statement

Dear Fellow Stockholders:



ANNE GATES



JOANNE CREVOISERAT

Fiscal year 2025 was truly a breakout year for Tapestry – a fitting culmination of a three-year journey marked by bold moves, meaningful progress and unwavering commitment to our *futurespeed* strategy. We've built a foundation that's deepening emotional connections with consumers and delivering the magic of our brands to more consumers around the world.

While economic headwinds and shifting consumer behaviors – especially among Gen Z – continue to influence the retail landscape, we've remained agile yet steadfast in our approach. Our ability to act with both discipline and agility has proven to be more than just strengths – they are enduring competitive advantages that have allowed us to not only weather the environment, but to win in it.

RECORD PERFORMANCE SHOWCASING STRATEGIC SUCCESS

Three years ago, we set ambitious targets: to achieve over $5 in earnings, return more than $3 billion cumulatively to shareholders, and to drive best-in-class total returns. We achieved these key targets, and our results are more than numbers – our success showcases that our strategies are working, and that our systemic approach to brand building is capturing a new generation of consumers globally.

BUILDING LASTING CUSTOMER RELATIONSHIPS AT SCALE

Our success is rooted in the relentless focus on building lasting customer relationships. During the year, we acquired 6.8 million new customers in North America alone, with strong representation from Gen Z consumers. Importantly, the emotional connections we are creating with young consumers are the foundation of durable growth – evident not only in our customer acquisition, but in the increasing retention rates we see with this consumer cohort.

These results were powered by our growing consumer insights capabilities, pairing quantitative data-powered tools with the qualitative research that is key to gaining a deeper understanding of consumers' needs. We remain consumer-obsessed, continuously crystalizing our understanding of the consumer broadly around the globe and our target customer across our brands.

COACH: REDEFINING WHAT'S POSSIBLE

Coach has a storied 85-year history, and this fiscal year was the strongest on record. Our success is rooted in brand-building capabilities: we've been focused on understanding our target Gen Z consumer and creating emotional connections that reimagine a heritage brand for modern consumers. Coach is redefining what's possible when you blend disciplined brand-building – driven by data and innovation – with consumer obsession. Importantly, the creativity, craftsmanship, and value we offer at scale have been, and will continue to be, a differentiator of the brand and our business.

KATE SPADE: APPLYING PROVEN STRATEGIES

We are taking financial and strategic steps to invest and reset Kate Spade for long-term growth – applying our proven brand-building learnings and aggressively leaning into investment and action. The work is underway and will take time, particularly considering the current backdrop. Our confidence in our strategies and the long-term opportunity for the brand remains unchanged. We are testing more, learning faster and maintaining a relentless focus on operational discipline and sustained innovation to unlock Kate Spade's significant runway for growth.

AMPLIFY OUR IMPACT: FOUNDATION FOR CONTINUED GROWTH

We're firmly positioned on a clear path toward long-term value creation and recently unveiled our new three-year growth agenda, Amplify, which centers on reaching new geographies and new generations of consumers. Our growth agenda builds on our proven strategies with a keen focus toward:

1. Building Emotional Connections with Consumers
2. Fueling Fashion Innovation and Product Excellence
3. Delivering Compelling Experiences to Drive Global Growth
4. Igniting the Power of our People to Future Proof our Business

A key driver of this strategy is our continued investment in strengthening our brand-building capabilities, powered by creativity, data, operational discipline and customer centricity. In a world where customers move fast and technology moves faster, we're meeting the moment with greater precision and purpose. Our stores are proving more powerful than ever in a digital-first landscape, and our human connections have never been more important – together, they are the foundation of our proven and profitable direct-to-consumer business model that is a core competitive advantage.

Importantly, through implementation of these strategies, we expect to drive continued durable, profitable growth. At the same time, we remain disciplined allocators of capital and expect to return $4 billion to shareholders through dividends and share repurchases over our three-year planning horizon, underscoring the strength and flexibility of our balance sheet and confidence in driving sustained value creation.

POWERING PEOPLE AND TECHNOLOGY FORWARD

Culture is our catalyst. While strategy sets the direction, it's our people – and the tools we equip them with – that drive lasting transformation. We're investing in leadership and fostering a growth mindset that empowers teams to shape the future of fashion.

LOOKING AHEAD

Our vision is to give more people the power to bring their own style and story into the world. With our Amplify growth agenda we have the strategy, capabilities and team in place to scale and win. We are confident our strategies will deliver compounding financial returns, and significant value for our people, our consumers, our brands and our shareholders for years to come.

Anne Gates
Chair of the Board of Directors

Joanne Crevoiserat
Director and Chief Executive Officer

NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS

We will hold the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Tapestry, Inc., a Maryland corporation (the "Company" or "Tapestry"), virtually via live webcast by visiting www.virtualshareholdermeeting.com/TPR2025, on November 13, 2025, at 9:00 a.m., Eastern Time, for the following purposes:

1. To elect 10 directors;

2. To consider and vote upon the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 27, 2026 ("fiscal year 2026");

3. To consider the advisory vote to approve the Company's executive compensation, as discussed and described in the proxy statement for the Annual Meeting; and

4. To transact any other business that may properly come before the Annual Meeting or any postponement or adjournment thereof.

The foregoing items of business are more fully described in the accompanying proxy statement. The Board of Directors (the "Board") has fixed the close of business on September 17, 2025 as the record date for the Annual Meeting (the "Record Date"), and only holders of record of common stock at such time will be entitled to notice of or to vote at the Annual Meeting or any postponement or adjournment thereof.

BY ORDER OF THE BOARD OF DIRECTORS,

David E. Howard
Chief Legal Officer and Secretary
New York, New York
September 26, 2025

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to join the meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented and voted at the meeting. If you attend the meeting, you may vote your shares personally even if you have sent in proxies or authorized a proxy to vote online. You will need your unique control number that appears on the Notice of Internet Availability of Proxy Materials, the proxy card (printed in the box and marked by the arrow) and the instructions that accompanied the proxy materials in order to vote your shares at the Annual Meeting.

If you hold your shares in street name, based on current New York Stock Exchange ("NYSE") rules, your broker will NOT be able to vote your shares with respect to the election of directors (Proposal No. 1) or the advisory vote to approve the Company's executive compensation (Proposal No. 3) if you have not provided directions to your broker. We strongly encourage you to provide directions to your broker to vote your shares and exercise your right to vote as a stockholder.

Help us make a difference by eliminating paper proxy mailings to your home or business: with your consent, we will provide all future proxy voting materials and annual reports to you electronically. Instructions for consenting to electronic delivery can be found on your proxy card. Your consent to receive stockholder materials electronically will remain in effect until canceled.

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are based on management's current expectations, that involve risks and uncertainties that could cause actual results to differ materially from current expectations. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "believes," "if," "may," "can," "will," "should," "expect," "confidence," "goals," "trends," "intend," "estimate," "on track," "are positioned to," "on course," "opportunity," "continue," "project," "guidance," "target," "forecast," "anticipate," "plan," "potential," "position," "see," "would," "amplify," the negative of these terms or comparable terms. These statements include, but are not limited to, those regarding the Company's strategic initiatives and certain agreements and plans that will require us to provide compensation to our executives upon the occurrence of future events, such as the achievement of Company objectives and the termination of an individual's employment or a change in control of the Company, and those regarding expectations that certain performance goals and/or targets for management and/or the Company will be attained. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These future events may not occur as and when expected, if at all, and, together with the Company's business, are subject to various risks and uncertainties. These risks and uncertainties include that future compensation to our Named Executive Officers, and the events that could trigger such payments, may vary materially from the descriptions herein due to factors beyond our control, such as the timing during the year of a triggering event, the amount of future non-equity incentive compensation and the value of our stock on the date of a triggering event. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The Company assumes no obligation to revise or update any such forward-looking statements for any reason, except as required by law.

The Company's actual results could differ materially from the results contemplated by these forward-looking statements and are subject to a number of risks, uncertainties, estimates and assumptions that may cause actual results to differ materially from current expectations due to a number of important factors, (i) the impact of international trade disputes and the risks associated with potential changes to international trade agreements, including the imposition or threat of imposition of new or increased tariffs or retaliatory tariffs implemented by countries where our manufacturers are located as well as the imposition of additional duties on the products we import; (ii) the impact of economic conditions, recession and inflationary measures; (iii) our exposure to international risks, including currency fluctuations and changes in economic or political conditions in the markets where we sell or source our products; (iv) our ability to retain the value of our brands and to respond to changing fashion and retail trends in a timely manner, including our ability to execute on our e-commerce and digital strategies; (v) the impact of tax and other legislation; (vi) the ability to successfully implement the initiatives under our 2028 Amplify growth strategy; (vii) the effect of existing and new competition in the marketplace; (viii) our ability to successfully identify and implement any sales, acquisitions or strategic transactions on attractive terms or at all, including our recently completed sale of the Stuart Weitzman business; (ix) our ability to achieve intended benefits, cost savings and synergies from acquisitions; (x) our ability to control costs; (xi) the effect of seasonal and quarterly fluctuations on our sales or operating results; (xii) the risk of cyber security threats and privacy or data security breaches; (xiii) our ability to satisfy our outstanding debt obligations or incur additional indebtedness; (xiv) the risks associated with climate change and other corporate responsibility issues; (xv) our ability to protect against infringement of our trademarks and other proprietary rights; (xvi) the impact of pending and potential future legal proceedings; and (xvii) such other risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2025 ("fiscal year 2025"), or those described from time to time in the Company's future reports filed with the Securities and Exchange Commission (the "SEC"). In this proxy statement references to "we," "our," "us," "Tapestry" and the "Company" refer to Tapestry, Inc., including its consolidated subsidiaries as of June 28, 2025. Unless the context requires otherwise, references to "Coach" and "Kate Spade" throughout this proxy statement refer only to the identified brand. References to fiscal year 2024 refer to the Company's fiscal year ended June 29, 2024 ("fiscal year 2024").

2025 ANNUAL MEETING OF STOCKHOLDERS

DATE & TIME	VIRTUAL MEETING LOCATION	RECORD DATE
Thursday, November 13, 2025 9:00 a.m., Eastern Time	Held virtually via live webcast at www.virtualshareholdermeeting.com/TPR2025	Close of business on September 17, 2025

VOTING ROADMAP

Proposal	The Board Recommends Voting:	Page Reference (for more detail)
Proposal 1: Election of 10 directors	**FOR EACH NOMINEE**	20
Proposal 2: Ratification of appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2026	**FOR**	29
Proposal 3: Advisory vote to approve the Company's executive compensation, as discussed and described in this proxy statement	**FOR**	34

PARTICIPATING IN THE ANNUAL MEETING & VOTING YOUR SHARES

We invite you to join the Annual Meeting online via live webcast. There will not be a physical meeting. You will be able to participate in the virtual Annual Meeting online, vote your shares electronically and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/TPR2025.

Stockholders at the close of business on the Record Date are entitled to notice and to vote at the Annual Meeting. Each share of common stock is entitled to one vote for each director nominee and each of the other proposals.

Prior to the Annual Meeting, you may authorize a proxy to vote your shares and submit pre-meeting questions online by visiting proxyvote.com and following the instructions on your proxy card. You do not need to participate in the Annual Meeting to vote if you submitted your proxy in advance of the Annual Meeting.

In order to vote your shares or ask questions at the Annual Meeting:

- You will need your unique control number which appears on your Notice of Internet Availability of Proxy Materials, the proxy card (printed in the box and marked by the arrow) and the instructions that accompanied the proxy materials.

- If your shares are held in a brokerage, financial institution or another account that bears the name of the holder and not you (shares referred to as held in "street name") and you do not have a control number, you must contact your broker or other financial institution to obtain a control number or voting instructions.

Please authorize a proxy to vote your shares as soon as possible. If you are a beneficial owner of shares of our common stock, your broker will NOT be able to vote your shares with respect to any of the matters presented at the Annual Meeting other than the ratification of the selection of our independent registered public accounting firm, unless you give your broker specific voting instructions.

See "Questions You May Have Regarding this Proxy Statement" in *Appendix B* of this proxy statement for more information.

Even if you plan to join our Annual Meeting, please authorize a proxy to cast your vote as soon as possible by:



using the Internet at www.proxyvote.com



scanning this QR code to vote with your mobile device



calling toll-free from the United States, U.S. territories and Canada to 1-800-690-6903



mailing your signed proxy or voting instruction form

TABLE OF CONTENTS

Notice of 2025 Annual Meeting of Stockholders

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. For more complete information about these topics, please review the Tapestry, Inc. (the "Company" or "Tapestry") Annual Report on Form 10-K (the "Form 10-K") for fiscal year 2025 and this entire proxy statement. We are mailing the Notice of 2025 Annual Meeting of Stockholders and instructions on how to access this proxy statement via the Internet (or, for those who request it, a hard copy of this proxy statement and the proxy card) to our stockholders on or about September 26, 2025.

About Tapestry

Our global house of iconic accessories and lifestyle brands unites the magic of Coach and kate spade new york. Together, we stretch what's possible – advancing brands further than they could go alone, expanding their reach to new geographies and generations. Inspired by our consumers, we create experiences and products that build lasting brand love and elevate everyday life.

Our corporate headquarters are in midtown Manhattan at 10 Hudson Yards, New York, New York 10001. Tapestry is a publicly traded company (NYSE: TPR).

Fiscal Year 2025 Business Highlights

Fiscal year 2025 was a breakout year for Tapestry, demonstrating that our systemic approach to brand-building is capturing a new generation of consumers worldwide. Our strategies drove strong financial results, highlighted by top- and bottom-line growth and robust free cash flow, which supports continued investment in our business and future growth agenda. Importantly, we achieved key targets we set at our Investor Day three years ago, surpassing $5 in adjusted earnings per share and returning more than $3 billion cumulatively to stockholders.



DELIVERED RECORD REVENUE OF OVER	DROVE GLOBAL SALES GROWTH OF	ACQUIRED OVER
$7.0 billion	**5%**	**6.8 million**
WITH GROWTH IN NORTH AMERICA, GREATER CHINA, AND EUROPE	VERSUS PRIOR YEAR FUELED BY 10% GROWTH AT COACH	NEW CUSTOMERS IN NORTH AMERICA, AN INCREASE FROM PRIOR YEAR
INCREASED OPERATING MARGIN[1] TO	ACHIEVED RECORD ADJUSTED EPS[1] OF	GENERATED OVER
20.0%	**$5.10**	**$1.3 billion**
DRIVEN BY 210 BASIS POINTS OF GROSS MARGIN EXPANSION	EXCEEDING EXPECTATIONS AND REPRESENTING GROWTH OF 19% YEAR-OVER-YEAR	IN ADJUSTED FREE CASH FLOW[1] IN THE YEAR

(1) Operating Profit, Earnings Per Share ("EPS") and Adjusted Free Cash Flow provided on a non-GAAP basis. Refer to GAAP to non-GAAP reconciliations and definitions as previously disclosed in the Company's earnings press release included Exhibit 99.1 to the Form 8-K furnished with the SEC on August 14, 2025.

We delivered these strong results in the context of a rapidly expanding and uncertain macroeconomic landscape, reinforcing that our business and our exceptional teams are resilient, agile and built to drive long-term growth and shareholder value.

In August 2025, the Company completed its previously announced sale of the Stuart Weitzman business, reflecting our commitment to be diligent stewards of our portfolio and disciplined allocators of capital.

Amplify Growth Strategy

From this strong foundation, the Company introduced its Amplify Plan at its Investor Day in September 2025, building on proven strategies. The Amplify Plan focuses on four key pillars:

- **Build Emotional Connections with Consumers** – Driving new customer acquisition, with a focus on Gen Z consumers entering the market to build brand love and lifetime value.

- **Fuel Fashion Innovation & Product Excellence** – Leading with handbags and leathergoods with targeted lifestyle expansion in footwear.

- **Deliver Compelling Experiences to Drive Global Growth** – Sustaining growth in North America and accelerating momentum in international markets, prioritizing Greater China and Europe.

- **Ignite the Power of Our People** – Future-proofing growth by continuing to develop a consumer-obsessed culture that is agile and always looking forward.

Through implementation of these strategies, we expect to drive continued durable, profitable growth over the three-year planning horizon, achieving mid-single-digit revenue growth and operating margin expansion annually, and delivering double-digit earnings per share growth in fiscal years 2027 and 2028. At the same time, we remain disciplined allocators of capital and expect to return $4 billion to shareholders through dividends and share repurchases over our three-year planning horizon, underscoring the strength and flexibility of our balance sheet and confidence in driving sustained value creation.

We are confident that our strengths are structural, and that our innovation, creativity, and brand-building capabilities will deliver significant value for our customers, employees, and shareholders for years to come.

Corporate Governance Highlights

Engaged and Independent Board Focused on Continuous Evaluation and Refreshment	Commitment to Stockholder Rights	Demonstrated Corporate Governance and Compensation Best Practices
Nine of 10 director nominees are independent	Bylaws contain proxy access provision	Longstanding corporate responsibility commitments, with strong Board oversight and measurable short and long-term goals
Independent Chair of the Board and Board Committees comprised solely of independent directors	Bylaws may be amended by stockholders representing a majority of outstanding shares entitled to vote	Directors have a broad range of key skills and experience
Demonstrated commitment to Board refreshment and rigorous director selection criteria	Active year-round stakeholder engagement	Active Board oversight of risk management, including cybersecurity
Annual election of all directors	Majority vote standard for uncontested director elections	Code of Conduct for ethical business policies and conduct
Annual Board, Committee and director assessments, as well as annual CEO evaluation	Annual "Say on Pay" advisory vote	Stock ownership guidelines for directors and executives and clawback for incentive awards
Regular executive sessions of independent directors		Prohibition on political expenditures

tapestry

Fiscal Year 2025 Highlights & Awards

Achieved goal of sourcing 99% of leather from Gold- and Silver-rated Leather Working Group tanneries 2 years ahead of schedule

Reduced Scope 1 & 2 GHG emissions 84% from our FY2021 baseline

Our employees completed over 65,000 volunteer hours, bringing us to over 248,000 hours since 2019 and moving us closer toward our 500,000-hour 2030 target

Through the Coach Foundation's Dream It Real program, we have funded **over 8,000 scholarships** to date, advancing our goal of awarding 10,000 scholarships globally by 2030 to support the next generation


Great Place To Work. Certified
Our employees have spoken!
Our company culture is amazing and our Great Place to Work Certification™ proves it.


AMERICA'S
GREATEST WORKPLACES
FOR
MENTAL WELL-BEING
20 Newsweek 25
PLANT-A INSIGHTS GROUP


Forbes
AMERICA'S
BEST COMPANIES
2025


Forbes 2025
AMERICA'S
DREAM
EMPLOYERS
POWERED BY STATISTA

Recognized for leading workplace practices **with over 50 awards** in FY25

At a Glance: 2025 Board of Directors Nominees

Our 2025 director nominees bring a strong mix of skills and experiences to the Board.

Industry Skills and Experience

Artificial Intelligence 1 5 2
Cyber & Information Security 2 5 1
Technology / Digital / E-commerce 2 8
Entrepreneurial / Innovation 3 6
Global / International 3 7
Human Capital Management 1 8
Industry (Retail / Consumer Goods) 6 4
Marketing & Branding 3 6
Mergers & Acquisitions 4 4
Supply Chain / Manufacturing 1 6
Corporate Responsibility
Governance 2 8
Social 2 6
Environmental 1 5 1
Direct Experience
Continuing Education
Oversight/Management



INDEPENDENT DIRECTORS	AVERAGE TENURE	AVERAGE AGE
90%	4.7 years	57.4





tapestry

The following table provides summary information about each director nominee. All of the director nominees are currently members of the Board.

Name	Age	Director Since	Principal Occupation	Independent	Audit Committee	Human Resources Committee[1]	Governance and Nominations Committee[1]	Other U.S. listed Public Company Boards
Darrell Cavens	52	2018	Retired Founder and Chief Executive Officer of zulily, inc.	✓		●		• Match Group, Inc.
Joanne Crevoiserat	61	2020	Director and Chief Executive Officer of Tapestry, Inc.					• General Motors Co.
David Elkins*	57	2024	Executive Vice President and Chief Financial Officer, Bristol Myers Squibb	✓	●			
Hanneke Faber*	56	2021	Chief Executive Officer, Logitech	✓	●			• Logitech International S.A.
Anne Gates*	65	2017	Retired President of MGA Entertainment, Inc.	✓	●		●	• Kroger • Raymond James Financial
Thomas Greco*	67	2020	Chief Executive Officer of FleetPride	✓	●		●	• Wingstop, Inc.
Kevin Hourican	52	2024	Chair of the Board and Chief Executive Officer, Sysco Corporation	✓		●		• Sysco Corporation
Alan Lau*	50	2023	Chief Business Officer of Animoca Brands	✓	●			
Pamela Lifford	62	2020	Retired President, Global Brands and Experiences, Warner Bros. Discovery	✓		●		
Annabelle Yu Long	52	2016	Founding and Managing Partner of BAI Capital	✓				• LexinFintech Holdings • NIO Inc.
Number of Meetings in fiscal year 2025					4	5	4	

(1) John P. Bilbrey, the current Chair of the HR Committee and member of the GN Committee, is not standing for re-election at this year's Annual Meeting.



● Committee Chair ● Member * Audit Committee Financial Expert

Overview of 2025 Executive Compensation

Set forth below is the fiscal year 2025 compensation for each named executive officer ("NEO" or "Named Executive Officer") as determined under SEC rules. The hallmarks of our program include a strong pay-for-performance focus and annual and long-term incentives that support our business priorities, our talent objectives and stockholder value creation. See the notes accompanying the *Summary Compensation Table* on page 60 for more information.

Name & Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Joanne Crevoiserat *Chief Executive Officer*	1,400,000	—	6,573,679	3,999,999	5,303,200	63,471	17,340,349
Scott Roe *Chief Financial Officer and Chief Operating Officer*	975,000	—	2,465,129	1,499,996	2,308,313	61,311	7,309,749
Todd Kahn *Chief Executive Officer and Brand President, Coach*	1,000,000	—	1,972,110	1,199,992	2,937,000	85,611	7,194,713
David Howard *Chief Legal Officer and Secretary*	600,000	—	1,321,692	499,994	795,480	40,736	3,257,902
Denise Kulikowsky *Chief People Officer*	600,000	—	714,454	333,339	795,480	14,911	2,458,184

2025 Proxy Voting Roadmap

	THE BOARD RECOMMENDS VOTING:	PAGE REFERENCE (for more detail)
PROPOSAL 1: Election of 10 directors	**FOR EACH NOMINEE**	20
PROPOSAL 2: Ratification of appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2026	**FOR**	29
PROPOSAL 3: Advisory vote to approve the Company's executive compensation, as discussed and described in this proxy statement	**FOR**	34

tapestry

CORPORATE GOVERNANCE

Meetings and Committees of the Board

The Board held six (6) meetings during fiscal year 2025. In addition to meetings of the full Board, directors also attended meetings of committees of the Board (the "Committees" and each a "Committee"). Each of the incumbent directors attended at least 75% of the meetings held by the Board and Board Committees on which he or she served during the fiscal year.

The Board has an Audit Committee (the "Audit Committee"), a Human Resources Committee (the "HR Committee"), which performs the functions of a compensation committee, and a Governance and Nominations Committee (the "GN Committee"). Each Committee operates pursuant to a charter, which can be found for each Committee on Tapestry's website at www.tapestry.com/investors/ under the Committees section. We will provide to any person without charge, upon request, copies of any of the Committee charters. You may obtain such copies by sending a written request to Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Secretary. Each Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under its charter.

All regular quarterly meetings of the Board and Committees include an executive session of our non-employee directors, all of whom are independent ("independent directors") without members of management present. In fiscal year 2025, Anne Gates presided over executive sessions of the Board as Independent Chair of the Board. Our independent directors and Committees have authority to retain outside advisors as they deem necessary.

Tapestry encourages each member of the Board to attend each annual meeting of stockholders, but has not adopted a formal policy with respect to such attendance.

Ten out of 11 of the Company's directors then standing for re-election attended the annual meeting of stockholders held in 2024.

Board Membership and Committee Roster

Name of Director	Audit	Human Resources	Governance and Nominations
John P. Bilbrey		🟡	⚫
Darrell Cavens		⚫	
Joanne Crevoiserat			
David Elkins	⚫		
Hanneke Faber	⚫		
Anne Gates	⚫		🟡
Thomas Greco	🟡		⚫
Kevin Hourican		⚫	
Alan Lau	⚫		
Pamela Lifford		⚫	
Annabelle Yu Long			

🟡 Committee Chair   ⚫ Member

Audit Committee

The Audit Committee is comprised solely of independent directors and met four (4) times during fiscal year 2025. The Audit Committee reviews Tapestry's auditing, accounting, financial reporting and internal control functions and has sole responsibility for the selection of independent accountants. The Audit Committee is required to pre-approve all services provided by the independent accountants to assure that these services do not impair the auditor's independence. Services that have not received pre-approval will require specific review and approval by the Audit Committee. In addition, when the scope of services being provided (and the related fees) meaningfully change, Tapestry and the independent accountants will provide an update to the Audit Committee. The Audit Committee reviews Tapestry's accounting principles and financial reporting, as well as the independence of Tapestry's independent accountants. In discharging its duties, the Audit Committee:

- is directly responsible for the appointment, compensation determination and oversight of Tapestry's independent accountants;

- is directly responsible for pre-approving the audit and non-audit services rendered by the independent accountants;

- provides oversight of, and has authority for the selection and evaluation of Tapestry's internal auditors;

- meets independently with Tapestry's internal auditors, its independent accountants and senior management;

- reviews the general scope of matters relating to Tapestry's accounting, financial reporting, internal control systems, annual audit and internal audit program as well as matters relating to Tapestry's information system architecture and cybersecurity, and the results of the annual audit; and

- reviews with Tapestry's Chief Executive Officer and Chief Financial Officer the matters required to be personally certified by such officers in Tapestry's public filings and the procedures followed to prepare for such certifications.

Tapestry's Board determined that all members of the Audit Committee during fiscal year 2025 were "independent" as defined in the NYSE listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and that all were "financially literate" under the rules of the NYSE. The Board has determined that Mr. Greco, the Chair of the Audit Committee, Messrs. Elkins and Lau and Mses. Gates and Faber each qualify as an "Audit Committee financial expert" under federal securities laws.

Human Resources Committee

The HR Committee is comprised solely of independent directors and met five (5) times during fiscal year 2025. Pursuant to the HR Committee Charter, the HR Committee:

- determines, approves and reports to the Board on all elements of compensation for Tapestry's executive officers and other key executives, including targeted total cash compensation and long-term equity-based incentives and oversees the administration of various employee benefit and retirement plans, except as otherwise delegated by the Board or the Committee;

- reviews non-employee director compensation and benefits and recommends changes to the Board as necessary;

- reviews Tapestry's overall human capital strategy;

- performs, or assists the Board in performing, the duties of the Board relating to the annual performance evaluations of the Company's executive officers;

- monitors performance, talent development and succession planning for key executives; and

- consults, as needed, with third-party compensation consultants.

In fiscal year 2025, the HR Committee retained the services of Compensation Advisory Partners, LLC ("CAP") through December 2024, and the services of Frederic W. Cook and Co., Inc. ("FW Cook") starting in January 2025; a description of the services provided to the HR Committee by CAP and FW Cook during fiscal year 2025 appears under *Compensation Discussion and Analysis—Compensation Decision Making Process—Roles and Responsibilities*.

Tapestry's Board determined that all members of the HR Committee during fiscal year 2025 were "independent" under the NYSE heightened independence standards for members of compensation committees and that each member of the HR Committee qualifies as a "non-employee director," as defined in Rule 16b-3 promulgated under the Exchange Act.

Governance and Nominations Committee

The GN Committee is comprised solely of independent directors and met four (4) times during fiscal year 2025.

The GN Committee performs a leadership role in shaping the corporate governance of the Company, and reports to the Board on matters relating to corporate governance and the identification and nomination of new directors. The GN Committee also performs succession planning for the Chief Executive Officer and conducts annual performance evaluations of the Board and its several Committees, and

each individual director. The GN Committee also has primary oversight of the Company's corporate responsibility strategy, Board succession planning and Board refreshment processes. These responsibilities are described in more detail in *Board, Committee and Director Evaluations* and *Board Refreshment and Succession Planning Processes* below.

Tapestry's Board determined that all members of the GN Committee during fiscal year 2025 were "independent" as defined in the NYSE listing standards.

Ongoing Director Education

The Board believes that ongoing director education is essential for both new and long-serving directors to successfully fulfill their duties. All incoming directors participate in the Company's director onboarding and education program, which involves meetings with members of management to review Company strategy, Tapestry and brand business and operational performance, corporate governance, human capital management and corporate responsibility matters. Throughout the course of their service on the Board, all directors are polled on which topics and programs they think will support them in their roles and the Company incorporates this feedback into future programming.

Directors are given access to relevant educational materials and information on online training programs and in-person seminars through an online portal, as well as external memberships to corporate governance organizations. The Company reimburses directors for all reasonable fees and expenses associated with attending outside training programs. In addition, outside experts are frequently invited to Board and Committee meetings throughout the year to present on specific topics (such as artificial intelligence, corporate governance, innovation and geopolitical risk in fiscal year 2025).

Board, Committee and Director Evaluations

The Board believes that a regular, robust Board evaluation process is a critical tool in ensuring Board effectiveness and strong corporate governance. The GN Committee has primary oversight of the process, which consists of annual evaluations by each director of the full Board, the Board Committees, and each individual director. Additionally, members of the Company's management team are periodically asked for their feedback and perspective on Board process and effectiveness. These collective evaluations are intended to determine whether the Board and its Committees are functioning effectively, to assess director performance, and to identify opportunities for overall improvement.

Evaluations are conducted annually through confidential questionnaires, which solicit quantitative and textual feedback. On a periodic basis (most recently for the fiscal year 2025 review cycle), the process was administered by an independent advisor and included one-on-one interviews with Board members and certain members of management conducted by an independent third-party facilitator.

Evaluations consider a number of topics, including:

- Board structure, composition, Board renewal, culture and performance;
- Board and Committee roles, Board leadership, and meeting agendas and materials;

- CEO partnership, access to management, outside advisors and other information and resources necessary for the Board to fulfill its duties;
- risk management and safeguards, purpose and strategy
- the overall function of the Board and its Committees; and
- assessment of individual and peer contributions, including solicitation of feedback to ensure each director's skills are being utilized most effectively.

The independent directors also evaluate the performance of Tapestry's Chief Executive Officer annually. The results of the evaluations are discussed with the Chair of the Board, the GN Committee, each Committee Chair, and with the full Board in executive session. The Chair provides anonymous feedback to each director on an individual basis.

While this formal evaluation process is conducted on an annual basis, directors are encouraged to continuously share their perspectives, feedback and suggestions throughout the year. Items requiring follow-up and execution from the annual evaluation process and other engagements are monitored throughout the year by the Board, the applicable Committees and management.

Board Refreshment and Succession Planning Processes

The Board is committed to active and ongoing Board refreshment practices and succession planning, working to continuously align Board composition and leadership with the Company's strategic needs. Building and maintaining an effective Board is a critical responsibility of our GN Committee, designed to ensure that the Board and each Committee is operating effectively and comprised of highly qualified directors, with the appropriate skills, experience, perspective and independence to provide effective oversight and serve the best interests of our stockholders. The GN Committee conducts a year-round process, which includes (i) regular review and discussion of the existing Board composition, utilizing a matrix of certain director skills and experience as a discussion tool; (ii) consideration of disclosures by each director in their Annual Director and Officer Questionnaire, including with respect to external commitments, with semi-annual abridged questionnaires for interim updates; (iii) review of the annual Board, Committee and individual director evaluations; and (iv) regular GN Committee agenda items devoted specifically to Board refreshment and succession planning, reporting out to the full Board.

Refreshment Practices

In identifying and recommending director candidates, the GN Committee places emphasis on the Company's Corporate Governance Principles, as approved by the Board and posted on our website, which set forth qualifications and criteria for director selection, including the following minimum qualifications: the highest personal and professional ethics, integrity and values; commitment to representing the long-term interests of our stockholders; an inquisitive and objective perspective, practical wisdom and mature judgment; freedom from significant conflicts of interest; the willingness and ability to devote the time necessary to perform the duties and responsibilities of a director; and a commitment to serve on the Board for an extended period of time. The GN Committee's selection process also provides for engagement of third-party search firms, interviews with various members of the GN Committee, the Board and management, and an evaluation of each individual in the context of the Board as a whole, applying criteria that it deems appropriate. The final selection of nominees is made by the Board.

The Corporate Governance Principles also provide a director time commitment provision, which states that unless the Board determines that the carrying out of a director's responsibilities to the Company will not be adversely affected by the director's other directorships, directors who serve as the CEO of a public company should not serve on more than two other public company boards, and other directors should not serve on more than four other public company boards.

The GN Committee will consider all candidates recommended by stockholders in accordance with the same timing and other procedures established in Tapestry's Bylaws for stockholder nominations. See *Other Information—Stockholder Proposals for the 2026 Annual Meeting* for more information. The GN Committee evaluates all candidates in the same manner, regardless of the source of such recommendation, and, subject to provisions in our Bylaws concerning proper notice by stockholders of proposed nominees, will consider all candidates recommended by stockholders. Such recommendations should include the name and address and other pertinent information about the candidate as is required by Tapestry's Bylaws. Recommendations should be submitted in writing to Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Secretary. The policy and procedures for considering candidates recommended by stockholders were formally adopted by our Board in May 2004.

Board Succession Planning

Led by the GN Committee, our Board reviews the composition, skills and dynamics of the full Board and each Committee no less than annually to ensure appropriate Board succession plans are in place.

Based on these reviews, the GN Committee determines optimal utilization of each director's skills and experience and confirms or modifies succession plans for the Board Chair and Committee Chairs and members. The full Board appoints the Board and Committee Chairs and Committee members annually, following the Company's Annual Meeting.

Board Composition

The Company does not have a formal policy regarding the diversity of the Board. The GN Committee considers the Board's overall composition when considering director candidates, including whether the Board has an appropriate combination of professional experience, skills, knowledge and variety of viewpoints and backgrounds in light of the Company's current and expected future needs.

In addition, the GN Committee believes that it is desirable for new candidates to contribute to the variety of viewpoints on the Board, which may be enhanced by a mix of different professional and personal backgrounds and experiences.

Independent Directors	90%		
Average Tenure	4.7 Years		
Gender	Male	Female	
	50%	50%	
Average Age	57.4 Years		
Race / Ethnicity	White / Caucasian	Black / African American	Asian
	60%	20%	20%
Born or Reside Outside the U.S.	50%		
Identify as LGBTQ+	10%		

Board Oversight Structure

The Board is elected annually by our stockholders to provide ultimate oversight of the management of Tapestry's business strategy and risks and to ensure that the long-term interests of the stockholders are being served.

Separation of Chair and Chief Executive Officer; Strong Independent Board

Under Tapestry's Bylaws and Corporate Governance Principles, the positions of Chair of the Board and Chief Executive Officer may be held by one person or separately. Our policy as to whether the role of the Chair and the Chief Executive Officer should be separate is to adopt the practice that best serves the stockholders' interests and the Company's needs at any particular time. The positions of Chair of the Board and Chief Executive Officer have been held separately since July 2020, with Ms. Gates currently serving as Chair of the Board and Ms. Crevoiserat serving as Chief Executive Officer.

The Board believes that the current governance structure — Ms. Gates as the independent Chair of the Board and Ms. Crevoiserat as the Company's Chief Executive Officer — allows Ms. Crevoiserat to focus her time and energy on managing the Company and Ms. Gates to lead the Board in its fundamental role of providing guidance, advice and counsel regarding the business, operations and strategy of the Company, as well as oversight of the Company's risk management policies and processes. We believe this structure will allow the Company to continue to execute its strategy and business plans to maximize stockholder value.

The Company has also adopted various policies to provide for a strong and independent Board. The Board and the GN Committee have assembled a Board comprised of capable and experienced directors who are currently or have been leaders of major companies or institutions, are independent thinkers, and have a wide range of expertise and skills. The Board annually examines the relationships between the Company and each of its directors. After this examination, the Board has determined that each of the directors who are nominated for election at the Annual Meeting (other than Ms. Crevoiserat) have no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) and is independent as defined in the NYSE listing standards. In addition, all standing Committees of the Board are made up entirely of independent directors. The Board and these Committees are empowered to retain their own counsel or advisors as they deem necessary.

Board's Role in the Oversight of Strategy

Our Board has active oversight responsibility for our corporate strategy and planning, including through: formal dedicated meetings to review our long-range strategic plans, including risks and opportunities facing our business; quarterly engagement at Board and Committee meetings, and during executive sessions; store visits and travel to key global markets; and regular discussions with our Chief Executive Officer and members of management throughout the year. With this strong Board oversight, our management team is responsible for executing our strategy and providing the Board with regular updates on key strategic initiatives, market and macro-environmental trends and other developments with respect to our strategic initiatives.

During fiscal year 2025, the Board was highly engaged in oversight of the Company's business and operational priorities, including development and implementation of long-range plans for each of the Company's brands, ensuring the Company is well positioned to navigate a shifting trade landscape and volatile external environment, and oversight of the Company's innovation priorities, including artificial intelligence.

Board's Role in the Oversight of Risk

The Board provides critical oversight of the risks facing the Company and the risk management programs the Company has put into place. The Board views effective risk management as a key priority and approaches this work as an integrated part of our strategic planning process. In compliance with its duties under Tapestry's charter, Bylaws and Corporate Governance Principles and pursuant to Maryland law, the Board and its Committees consider whether the Company's risk management programs adequately:

- identify and assess material and emerging risks facing the Company in a timely fashion;
- allocate ownership for risk management amongst members of management, with appropriate visibility to the Board and its Committees;

- implement appropriate responsive risk management strategies;
- facilitate open communication between management and the Board;
- transmit necessary information with respect to material risks within the Company; and
- foster an appropriate culture of ethics, integrity, and risk management.

The Company believes that the Board's structure provides appropriate risk oversight of the Company's activities.

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Board Risk Oversight

The Board reviews the Company's enterprise risk management ("ERM") program to ensure risk management is consistent with the Company's corporate strategy and effective in fostering a culture of risk-aware and risk-based decision-making throughout the organization. The Board's review of the ERM program and other risk management processes includes strategic, operational, financial, reputational and external risks. The Board works with senior management and Tapestry's independent internal auditors to ensure that enterprise-wide risk management is incorporated into corporate strategy and business operations.

As set forth below, the Board delegates to its Committees primary responsibility to evaluate elements of the Company's risk management program based on the Committees' expertise and applicable regulatory requirements. Each Committee, through its chairperson, reports out to the full Board at its quarterly meeting on the Committee's activities, including agenda items relating to risk; the full Board engages in discussion on these delegated activities at that time.

Audit Committee Risk Oversight	HR Committee Risk Oversight	GN Committee Risk Oversight
Responsible for oversight of risks relating to the Company's:	Responsible for oversight of risks relating to the Company's:	Responsible for oversight of risks relating to the Company's:
Accounting and financial reporting	Human capital management programs and strategies	Corporate Governance policies and practices, including related party policies and disclosures
System of internal controls	Annual performance evaluations of the Company's executive officers and other key executives	Board refreshment and succession planning, including for Board Committee chair and membership positions
Annual financial audit, including meeting privately on a regular basis with the Company's external auditors	Compensation programs and policies, including conducting a risk assessment of the Company's compensation programs annually to determine whether any aspects encourage excessive or inappropriate risk taking	CEO succession planning, as presented and approved by the full Board
Internal audit program, including oversight and quarterly reports on the ERM program		Quarterly updates on corporate responsibility program risks (with updates on corporate responsibility programs to the Board at least annually)
Business Continuity Program governance		
Litigation and ethics and compliance		
Information system architecture, privacy and cybersecurity		

Role of Management

Management has day-to-day responsibility for the identification and assessment of the various risks facing the Company, and the implementation of effective risk management programs and policies.

ERM Program
The ERM program provides a framework whereby management conducts comprehensive annual enterprise risk assessments to identify and prioritize the most critical risks facing the Company, as well as emerging risks, and the development and reporting of risk mitigation strategies. Those critical and emerging enterprise level risks are reported and discussed quarterly with internal management committees focused on these enterprise risks, including a Legal, Risk, Compliance & Safety Committee and an Information Governance, Privacy & Security Committee. Additionally, management regularly reports to the full Board and/or its Committees, as applicable, on risk assessment and mitigation strategies, to enable the Board to successfully oversee the Company's risk management activities.

Corporate Responsibility Risk Management

Corporate responsibility and climate-related risk management are key priorities for management and the Board and is approached as an integrated part of ERM and our strategic planning process. Management and the Board evaluate sustainability and climate-related risks and opportunities that have the potential to impact Tapestry's operations, products and services, supply chain, adaptation and mitigation activities and investment in innovation.

Our GN Committee receives quarterly updates on matters of corporate responsibility strategy, compliance and risk, with updates to the full Board at least annually and Audit and HR Committees as appropriate.	*Our Steering Committee*, comprised of Tapestry executive committee members, meets quarterly and is responsible for strategy recommendations and supporting execution and final decision-making of corporate responsibility-related opportunities.	*Our Task Force*, comprised of senior leaders and cross-functional members from major business functions at Tapestry, meets quarterly to set and drive company-wide corporate responsibility strategy.	*Our Global Team*, led by our Vice President, Global Head of Sustainability & ESG, has direct day-to-day responsibility for managing our program, including leadership of the Task Force.	*Our Corporate Responsibility Program* is supported by additional working groups including several Employee Business Resource Groups and our Tapestry and brand foundations.

tapestry

Cybersecurity Risk Management

The Company has a comprehensive cybersecurity risk assessment program that systematically identifies, analyzes and evaluates potential threats and vulnerabilities that may impact the confidentiality, integrity and availability of the Company's information systems and data. This program includes governance structure, risk identification, risk analysis, risk management and risk communication and reporting.

Our Audit Committee receives quarterly updates from the Company's Chief Information and Digital Officer and Chief Information Security Officer (CISO) on information security, privacy risk and compliance, with updates to the full Board at least annually.	*Information Governance, Privacy & Security Committee*, which was formed in fiscal year 2023 and includes the CISO and key members of management, meets quarterly and is responsible for management oversight of risk in these areas.	*Our CISO manages our day-to-day* cybersecurity compliance program, including training, prevention, mitigation, detection and remediation of cybersecurity incidents.	*Cybersecurity controls also include periodic internal and third-party assessments* to test our cybersecurity controls, perform cyber simulations and annual tabletop exercises, and continually evaluate our privacy notices, policies and procedures surrounding our handling and control of personal data and the systems we have in place to help protect us from cybersecurity or personal data breaches.	*The Company also surveyed its directors* on their skills and experience relating to cybersecurity to ensure effective oversight of the Company's programs, as reflected in *Director Qualifications, Skills and Experience* on page 20.

Spotlight on Artificial Intelligence Oversight

Tapestry views artificial intelligence as a strategic enabler and a powerful tool to help our brands move at the speed of the consumer and support our growth agenda. The Company has established a governance and oversight structure intended to ensure that its innovation agenda is supported by an ethical, transparent and responsible approach to AI adoption. The full Board has ultimate oversight of AI strategy and governance, with management providing updates to the Board at least annually and offering educational sessions via internal and external experts. A management AI Steering Committee, which includes the Chief Information and Digital Officer, Chief Financial and Operating Officer, and Chief Legal Officer, guides strategic decisions regarding the Company's adoption of AI tools and initiatives.

Compensation Committee Interlocks and Insider Participation

The HR Committee is currently comprised of the following independent directors: John P. Bilbrey, Chair, Darrell Cavens, Kevin Hourican and Pamela Lifford. No director who served as a member of the HR Committee during any portion of fiscal year 2025 was an employee of the Company during their service on the HR Committee or a former officer of the Company. None of Tapestry's executive officers serve on the compensation committee (or other committee serving an equivalent function) or the board of directors of any other company of which any member of the HR Committee or the Board is an executive officer. The HR Committee makes all compensation decisions regarding the Company's executive officers.

Code of Conduct and Other Policies

Tapestry has adopted a Code of Conduct (the "Code"). The purpose of the Code is to convey the basic principles of business conduct expected of all Tapestry employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller and other senior financial personnel performing similar functions. We require officers and corporate employees (and selected retail employees) to attend training on the Code and other matters of business ethics. We require all employees to review and certify the Code annually. In support of the Code, we have provided our employees with numerous avenues for the reporting of ethics violations or other similar concerns, including a toll-free telephone hotline and a reporting website, both allowing for anonymity. The Code meets the definition of "code of ethics" under the rules and regulations of the SEC and the NYSE and is posted on our website at www.tapestry.com/investors/ under the Global Business Integrity Program section. In addition, we intend to post on our website all legally required disclosures regarding amendments to, or waivers of, our Code.

We will provide to any person without charge, upon request, a copy of the Code. You may obtain a copy of the Code by sending a written request to Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Secretary.

Tapestry has also adopted a Political Activities and Contributions Policy. Tapestry does not make political contributions and prohibits all employees from using any Company funds or assets for direct or in-kind political contributions, including contributions to any ballot initiative, referendum or other question, Political Action Committee (PAC), political party or candidate, whether federal, state or local, in the United States or abroad, subject to certain pre-approved specific foreign country exclusions. Employees are permitted to make personal contributions that do not involve any funds or resources of the Company, including Company time, facilities, office supplies, letterhead, phones and other Company devices.

Other Corporate Governance Matters

Stockholder Engagement

We communicate with our stockholders throughout the year and are committed to fostering effective and transparent communication. We engage regularly through quarterly earnings calls, our investor relations website, and both group and one-on-one meetings and calls to ensure we have a strong understanding of their perspectives, including potential concerns with respect to our Company and business.

In advance of our annual meeting of stockholders each year, we reach out to many of our investors to discuss topics of corporate governance, executive compensation and any other items of interest or concern. Our engagements typically involve representatives from Investor Relations, Legal, Human Resources, our Corporate Responsibility team and other business areas, including our senior management team and Board when appropriate.

In advance of our prior year annual meeting of stockholders, we reached out to approximately 40 stockholders, representing approximately 70% of shares outstanding. Although our investors did not have concerns requiring engagement in advance of the meeting, we engaged with our stockholders on a number of issues throughout fiscal year 2025.

Key topics of discussion during our fiscal year 2025 engagements included:

- our business strategies and financial performance;

- topics related to corporate responsibility, including sustainability and climate change, as well as overall initiatives and corporate responsibility goals;

- executive compensation and other matters of human capital management; and

- topics around general Board oversight and corporate governance.

Corporate Governance Principles

Tapestry's Corporate Governance Principles provide the framework for the governance of Tapestry. These guidelines reflect the governance rules for NYSE-listed companies and those contained in the Sarbanes-Oxley Act of 2002. The Board reviews these principles and other aspects of governance periodically. The guidelines, together with other corporate governance documents of Tapestry, are posted on our website at www.tapestry.com/investors/ under the Governance Documents section. We will provide to any person without charge, upon request, a copy of the Corporate Governance Principles. You may obtain a copy by sending a written request to Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Secretary.

Sarbanes-Oxley Certifications

Tapestry has filed with the SEC, as exhibits to its most recently filed Form 10-K, the certifications required by the Sarbanes-Oxley Act of 2002 regarding the quality of the Company's public disclosure.

Director Compensation

Directors who are Tapestry employees receive no additional compensation for their services as directors. Compensation for independent directors is recommended by the HR Committee and approved by the Board. Compensation for independent directors consists of an annual cash retainer for Board service and additional cash retainers for service as the Independent Chair of the Board or Lead Outside Director, as applicable, and as the chairperson of Board Committees. Annual grants of restricted stock units ("RSUs") are made to each elected independent director on the date of Tapestry's Annual Meeting. Upon joining the Board, a new independent director receives a grant of RSUs with approximately the same value as this annual grant. The Second Amended and Restated Tapestry, Inc. 2018 Stock Incentive Plan (the "2018 Stock Incentive Plan") includes an overall limit on annual independent director compensation of $800,000 per director.

Due to complex regulatory requirements related to equity compensation in China, in lieu of an annual equity award of RSUs, Ms. Long receives a cash payment equal to $200,000, representing the targeted fair market value of equity awards granted to the other independent directors, paid one year after the date of each annual meeting of stockholders at which she is elected, or re-elected, to the Board.

Tapestry's Outside Director retainers in effect during fiscal year 2025 were as follows:

Compensation Element	Annual Amount* ($)
Basic annual retainer	100,000
Annual equity grant value[1]	200,000
Audit Committee Chair annual retainer	35,000
HR Committee Chair annual retainer	30,000
GN Committee Chair annual retainer	25,000
Independent Chair of the Board retainer	200,000
Lead Outside Director (not applicable in fiscal year 2025)	30,000
Cash payment in lieu of annual equity grant for Annabelle Long	200,000

* Amounts shown reflect the full target value of the retainers for fiscal year 2025.

(1) The annual equity grant to our independent directors is fixed at a fair market value of approximately $200,000, in the form of RSUs. These awards vest in full one year from the date of grant, subject to the director's continued service until that time.

From time to time, most recently in August 2024, the HR Committee's consultant evaluates the independent director compensation program and, as appropriate, the HR Committee may recommend changes to the independent director compensation program. The 2024 study compared Tapestry's independent director compensation program to:

- the same peer group used for executive compensation benchmarking, described in the *Compensation Discussion & Analysis* section; and

- as a secondary reference point, general industry survey data (companies across industries with revenues between $2.5 billion and $10 billion), from the 2023-24 Director Compensation Report from the National Association of Corporate Directors.

The study found that current independent director total compensation was positioned below the median of Tapestry's peer group. The study also confirmed that Tapestry's use of stock options was unusual relative to the peer group and the broader market. The HR Committee recommended an increase to the target annual equity grant value to $200,000, to bring total independent director compensation to approximately the median of the peer group. The HR Committee also recommended eliminating stock options and grant 100% of Board equity compensation in RSUs. The Board approved these changes effective November 2024.

tapestry

Director Stock Ownership Policy

Tapestry has a stock ownership policy for independent directors. Under the policy, each independent director is expected to accumulate Tapestry shares valued at five times the basic annual retainer ($100,000 during fiscal year 2025). The Board expects the minimum level of ownership to be achieved within five years of the date an independent director is appointed to the Board. Until the requirement is met, each director is required to retain 50% of the net after-tax shares obtained from RSUs that vest and stock options that are exercised. Ownership for this calculation includes shares owned outright and shares equivalent to the after-tax value of unvested RSUs and the after-tax value of vested, unexercised, in-the-money stock options.

The Board has waived the Director Stock Ownership Policy for Ms. Long due to the complex regulatory framework for equity compensation in China.

As of the last measurement date (December 31, 2024):

- All independent directors were in compliance with the stock ownership policy;

- Messrs. Bilbrey, Cavens, Greco and Lau, and Mses. Faber, Gates and Lifford had achieved five times the basic annual retainer level of ownership; and

- Messrs. Elkins and Hourican were making appropriate progress toward achieving the desired level of ownership (both have been independent directors for less than five years).

2025 Director Compensation

Compensation paid in fiscal year 2025 for each independent director is detailed below:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
John P. Bilbrey	130,000	199,999	—	329,999
Darrell Cavens	100,000	199,999	—	299,999
David Elkins	100,000	199,999	—	299,999
Hanneke Faber	100,000	199,999	10,000	309,999
Anne Gates	325,000	199,999	9,956	534,955
Thomas Greco	135,000	199,999	—	334,999
Kevin Hourican	100,000	199,999	—	299,999
Alan Lau	100,000	199,999	—	299,999
Pamela Lifford	100,000	199,999	—	299,999
Annabelle Yu Long[3]	300,000	—	—	300,000

(1) Reflects the aggregate grant date fair value of all RSU awards, calculated according to FASB ASC Topic 718. The assumptions used in calculating the grant-date fair value of these awards are described in footnote 4 to the Summary Compensation Table. As of June 28, 2025, the last day of fiscal year 2025, (i) each independent director held 3,509 unvested RSUs, except Ms. Long, who does not hold RSUs, and (ii) the outstanding stock options held by each independent director were: Mr. Bilbrey 42,905; Mr. Cavens 58,282; Mr. Elkins 5,280; Ms. Faber 28,346; Ms. Gates 59,624; Mr. Greco 28,764; Mr. Hourican 5,280; Mr. Lau 16,313 and Ms. Lifford 28,764.

(2) Amounts shown in "All Other Compensation" are matching charitable contributions under the Company's Matching Gift program.

(3) In addition to the basic annual retainer, Ms. Long received a cash payment in lieu of RSUs considering regulatory requirements related to equity compensation in China.

PROPOSAL 1: ELECTION OF DIRECTORS

All of Tapestry's directors are elected each year at the Annual Meeting by the stockholders. We do not have staggered elections of our Board members. Ten directors will be elected at this year's Annual Meeting. Each director's term lasts until the 2026 Annual Meeting of Stockholders and until his or her successor has been duly elected and qualifies. All of the nominees are currently members of Tapestry's Board. Directors will be elected by a majority of the total votes cast "FOR" and "AGAINST" each nominee. The Board recommends that you vote FOR each of the director nominees below.

One of our current directors, John P. Bilbrey, is not standing for re-election at this year's Annual Meeting. The Board intends to reduce the size of the Board of Directors to 10, effective immediately upon Mr. Bilbrey's departure and the

proxy holders may only vote for the number of nominees named in this proxy statement.

If a nominee is unable to serve or for good cause will not serve as a director, the proxy holders may vote for another nominee proposed by the Board, or the Board may reduce the number of directors to be elected at the Annual Meeting. The following information is furnished with respect to each nominee for election as a director. The ages of the nominees are as of September 26, 2025.

> THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" EACH OF THE BELOW NOMINEES FOR DIRECTOR.

Director Nominees

Name	Age	Position with Tapestry
Anne Gates	65	Independent Chair of the Board of Directors
Darrell Cavens	52	Director
Joanne Crevoiserat	61	Director and Chief Executive Officer
David Elkins	57	Director
Johanna (Hanneke) Faber	56	Director
Thomas Greco	67	Director
Kevin Hourican	52	Director
Alan Lau	50	Director
Pamela Lifford	62	Director
Annabelle Yu Long	52	Director

Director Qualifications, Skills and Experience

The Company does not set specific criteria for directors, except to the extent required to meet applicable legal, regulatory and stock exchange requirements, including the independence requirements of the SEC and the NYSE. Nominees for director will be selected on the basis of outstanding achievement in their personal careers, board experience, wisdom, integrity, ability to make independent, analytical inquiries, understanding of the business environment and willingness to devote adequate time to Board duties.

While the selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, the GN Committee believes that each director should have a basic understanding of (a) the principal operational and financial objectives, plans and strategies of the Company, (b) the results of operations and financial condition of the Company and its business and (c) the relative standing of the Company and its business in relation to its competitors. The Board believes that each of its current directors meet all of these qualifications, as well as the individual qualifications presented in each of their biographies.

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As reflected in the following chart, we believe our director nominees offer a diverse range of key skills and experience to provide effective oversight of the Company and create long-term sustainable growth through successful execution of the Company's strategic initiatives.

Experience	Darrell Cavens	Joanne Crevoiserat	David Elkins	Hanneke Faber	Anne Gates	Thomas Greco	Kevin Hourican	Alan Lau	Pamela Lifford	Annabelle Yu Long	Total
Operating Experience											
Prior Public Company Experience (directorships or executive officer)	●	●	●	●	●	●	●			●	8
Executive Leadership											
Current Public Company CEO		●		●			●				
Former Public Company CEO	●					●					10
Other Senior Executive			●		●			●	●	●	
Financial / Accounting Experience											
Financial Background (CFO, Treasurer, Accounting)		●	●		●						
Oversight Financial Functions / Other Significant Experience	●	●	●	●	●	●	●	●	●	●	10
Investment Experience	●		●							●	
Industry Experience											
Artificial Intelligence (A.I.)	❖		■	❖	○	❖	❖	❖	○		8
Cyber / Information Security	■	❖	❖	❖	○	❖	❖	■			8
Entrepreneurial / Innovation	■	❖	■	❖	❖	❖		❖	■	❖	9
Global / International	❖	❖	■	■	❖	❖	❖	❖	■	❖	10
Human Capital Management	❖	❖	❖	❖	❖	❖	❖	■	❖		9
Industry (Retail / Consumer Products)	■	■	■	■	❖	■	❖	❖	■	❖	10
Marketing & Branding	❖	❖	❖	■	❖	■	❖	❖	■		9
Mergers & Acquisitions	■		■	❖	■	❖	■	❖		❖	8
Supply Chain / Manufacturing	❖	❖	■	❖	❖	❖	❖				7
Technology / Digital / E-commerce	■	❖	❖	■	❖	❖	❖	❖	❖	❖	10
Corporate Responsibility											
Environmental		❖	■	❖	○	❖	❖		❖		7
Social		❖	■	❖	❖	❖	❖	■	❖		8
Governance	❖	❖	■	❖	❖	❖	❖	■	❖	❖	10

■ Direct Experience ❖ Managing / Overseeing ○ Continuing Education

DARRELL CAVENS



Age: 52 • **Director since** 2018 • **Independent**

Committees: Human Resources

Business Experience:

» President of New Ventures, Qurate Retail Group, retired (2017 – 2018)

» President and Chief Executive Officer, Zulily, Inc., (2009 – 2017)

» Director, SQL Server / BizTalk Server Microsoft, (2008 – 2009)

» Chief Technology Officer and Senior Vice President, Marketing, Blue Nile (1999 – 2008)

U.S. Public Board Memberships:	Other Experience and Community Involvement:
Current	Rad Power Bikes
Match Group	Vouched
Previous (*past five years*)	Brooks Running
Big Sky Growth Partners	



Mr. Cavens is qualified to serve as a director based on his experience as the chief executive officer and co-founder of a large, publicly-traded company, his strong background in online retailing, technology and data analytics and his understanding of the retail industry.

Mr. Cavens attended the University of Victoria.

tapestry

JOANNE CREVOISERAT



Age: 61 • **Director since** 2020 • **Chief Executive Officer and Director**

Business Experience:

» Tapestry, Inc. (2019 – Current)

   » Chief Executive Officer (2020 – Current); Chief Financial Officer (2019 – 2020)

» Abercrombie & Fitch Co. (2017 – 2019)

   » Executive Vice President and Chief Operating Officer (2017 – 2019); Chief Financial Officer (2014 – 2017)

» Prior 2014, Senior level finance positions at Kohl's, Wal-mart Stores and May Department Stores, including Chief Financial Officer, Filene's, Foley's and Famous-Barr

U.S. Public Board Memberships:	**Other Experience and Community Involvement:**
Current	Partnership for New York
General Motors	The Fashion Pact
Previous (*past five years*)	
At Home Group	

Ms. Crevoiserat is uniquely qualified to serve as a director based on her experience in the management of the Company and oversight of strategic planning and operations, as well as her significant financial expertise and experience in the retail industry.

Ms. Crevoiserat is a summa cum laude graduate of the University of Connecticut with a Bachelor of Science.

DAVID ELKINS



Age: 57 • **Director since** 2024 • **Independent**

Committees: Audit

Business Experience:

» Executive Vice President and Chief Financial Officer, Bristol Myers Squibb (2019 – Current)

» Executive Vice President and Chief Financial Officer, Celgene Corporation (2018 – 2019)

» Chief Financial Officer, Johnson & Johnson's (J&J) Consumer Products (2014 – 2017)

» Chief Financial Officer, Round Rock Research LLC (2012 – 2014)

» Executive Vice President and Chief Financial Officer, Becton Dickinson & Company (2008 – 2012)

» Vice President and Chief Financial Officer, North America & Global Marketing, AstraZeneca (2001 – 2008)

Mr. Elkins is qualified to serve as a director based on his experience as an executive officer of a large, publicly-traded consumer-facing company, his extensive financial background and M&A experience.

Mr. Elkins holds a Bachelor's degree in Economics from the University of Delaware, an M.S. degree from the University of Pennsylvania, and an M.B.A. from Drexel University.

HANNEKE FABER



Age: 56 • **Director since** 2021 • **Independent**

Committees: Audit

Business Experience:

» Chief Executive Officer, Logitech International S.A. (2023 – Current)

» Unilever PLC (2018 – 2023)

   » President Global Nutrition, (2022 – 2023); President Global Foods & Refreshment, Unilever PLC (2019 – 2022); President Europe, Unilever PLC (2018 – 2019)

» Royal Ahold Delhaize (2013 – 2017)

   » Chief Innovation & eCommerce Officer (2016 – 2017); Chief Commercial Officer (2013 – 2016)

» Prior to 2013, Vice President and Global Leader, The Procter and Gamble Company

U.S. Public Board Memberships:

Current

Logitech

Previous *(past five years)*

Bayer AG



Ms. Faber is qualified to serve as a director based on her experience as the chief executive officer of large global publicly-traded companies and her nearly 30 years of experience in technology, consumer goods and retail.

Ms. Faber holds a Bachelor of Journalism and Master of Business Administration from the University of Houston.

tapestry

ANNE GATES



Age: 65 • **Director since** 2017 • **Independent Chair**

Committees: Audit, Governance and Nominations

Business Experience:

» President, MGA Entertainment (2014 – 2017)

» The Walt Disney Company (1991 – 2012)

  » Executive Vice President and Chief Financial Officer for Disney Consumer Products; Managing Director for Disney Consumer Products Europe and Emerging Markets; Senior Vice President of Operations, Planning, and Analysis

U.S. Public Board Memberships:	Other Experience and Community Involvement:
Current	Packard Foundation
The Kroger Company	Save the Children
Raymond James Financial, Inc.	Salzburg Global Seminar
	Public Media Group of Southern California

Ms. Gates is qualified to serve as a director and Board Chair based on her business acumen, financial literacy and her broad background in finance, marketing, strategy and business development, including growing international business, and her understanding of the retail and consumer products industries.

Ms. Gates holds a Bachelor of Arts in Mathematics from the University of California, Berkeley, and an M.Sc. in Operations Research from Columbia University.

THOMAS GRECO



Age: 67 • **Director since** 2020 • **Independent**

Committees: Audit, Governance and Nominations

Business Experience:

» Chief Executive Officer, FleetPride, Inc. (July 2025 – Current)

» Advance Auto Parts (2016 -2024)

   » Strategic Advisor at Advance Auto Parts (2023 – 2024); Chief Executive Officer of Advance Auto
     Parts (2016 – 2023)

» Chief Executive Officer of Frito-Lay North America unit of PepsiCo (2011 – 2016)

» Various leadership positions at The Procter & Gamble Company (1986 – 2011)

U.S. Public Board Memberships:	**Other Experience and Community Involvement:**
Current	American Heart Association
Wingstop Inc.	
Previous *(past five years)*	
Centene Corporation	
Advance Auto Parts	

Mr. Greco is qualified to serve as a director based on his extensive leadership experience, including his experience as a chief executive officer, and his background in strategy, supply chain and logistics.

Mr. Greco holds a Bachelor of Commerce degree form Laurentian University in Sudbury, Ontario and a Master of Business Administration from the Richard Ivey School of Business in London, Ontario.

KEVIN HOURICAN



Age: 52 • **Director since** 2024 • **Independent**

Committees: Human Resources

Business Experience:

» Chair of the Board and Chief Executive Officer, Sysco (February 2020 – Current)

» Executive Vice President, CVS Health and President, CVS Pharmacy (2012 – 2020)

» Senior Vice President and Regional Director of Stores, Macy's (2006 – 2012)

U.S. Public Board Memberships:

Current

Sysco Corporation

Mr. Hourican is qualified to serve as a director based on his experience as the chief executive officer of a large, publicly-traded company as well as his strong operational and supply chain experience.

Mr. Hourican holds an undergraduate degree in Economics and a master's degree in Supply Chain Management from The Pennsylvania State University.

tapestry

ALAN LAU



Age: 50 • **Director since** 2023 • **Independent**

Committees: Audit

Business Experience:

» Chief Business Officer for Animoca Brands (2022 – Current)

» Chairman and CEO of Tencent WeSure (2016 – 2022)

» Various roles, most recent, Senior Partner; Asia head for McKinsey Digital (1997 – 2016)

Other Experience and Community Involvement:

Vice-chair of M+ in Hong Kong
Co-chair of the Asia committees at both Tate and
The Guggenheim

Mr. Lau is qualified to serve as a director based on his broad experience in engaging consumers across digital channels and leveraging technology and data analytics, as well as his deep knowledge of the important China market.

Mr. Lau holds a master's degree in Engineering from Oxford University.

PAMELA LIFFORD



Age: 62 • **Director since** 2020 • **Independent**

Committees: Human Resources

Business Experience:

» President, Global Brands, Franchises, and Experiences, Warner Bros. Discovery (2016 – 2023)

» Executive Vice President, Global Licensing, Quicksilver (2013 – 2015)

» Executive Vice President, General Manager Global Fashion/Home/Infant - Disney Consumer Products, The Walt Disney Company (2000 – 2012)

Ms. Lifford is qualified to serve as a director based on her unique and proven abilities to create global lifestyle brands through successful collaborations and her extensive experience in retail and licensing.

ANNABELLE YU LONG



Age: 52   •   **Director since** 2016   •   **Independent**

Business Experience:

» Founding and Managing Partner of BAI Capital (2021 – Current)

» Bertelsmann (2008 - Current)

   » Bertelsmann Group Management Committee (2011 – Current); Chief Executive Officer of Bertelsmann China Corporate Center (2008 – 2020); Managing partner of Bertelsmann Asia Investments (2008 – 2020); Bertelsmann Digital Media Investments & Bertelsmann Asia Media Development (2007); Bertelsmann Entrepreneur Program (2004 – 2006)

U.S. Public Board Memberships:	Other Experience and Community Involvement:
Current	The Hongkong and Shanghai Banking Corporation Limited,
Nio Inc.	Independent Director
LexinFintech Holdings Ltd.	Linmon Media Limited, former Independent Director
	Governor of China Venture Capital and Private Equity Association

Ms. Long is qualified to serve as a director based on her insight about the Chinese consumer and knowledge of and experience with the media landscape in China, along with her track record of investing in digital and lifestyle companies.

Ms. Long holds a bachelor's degree in electrical engineering from the University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business

tapestry

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This section should be read in conjunction with the *Audit Committee Report* presented below.

Ratification of Appointment of Auditors; Attendance at Meetings

The Audit Committee of Tapestry's Board has appointed Deloitte & Touche LLP ("D&T") as our independent registered public accounting firm for fiscal year 2026. We are asking stockholders to ratify the appointment of D&T as our independent registered public accounting firm at the Annual Meeting. Representatives of D&T are expected to be present at the virtual Annual Meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Our Bylaws do not require that the stockholders ratify the appointment of D&T as our independent auditors. However, we are submitting the appointment of D&T to the stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Board and the Audit Committee will consider this fact when it appoints the independent auditors for the fiscal year ending July 3, 2027

("fiscal year 2027"). Even if the appointment of D&T is ratified, the Audit Committee retains the discretion to appoint a different independent auditor at any time if it determines that such a change is in the best interests of the Company. At this time, the Board and the Audit Committee believe that the continued retention of D&T to serve as our independent auditors is in the best interests of the Company.

Ratification of the appointment of D&T requires "FOR" votes from a majority of the votes cast on the matter at the Annual Meeting.

> THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" THE RATIFICATION OF D&T AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2026.

Fees for Audit and Other Services

The aggregate fees for professional services rendered by D&T for the fiscal years ended June 29, 2024 and June 28, 2025 were approximately as follows:

	Fiscal Year 2024	Fiscal Year 2025
Audit Fees[1]	$5,842,000	$5,908,000
Audit-Related Fees[2]	384,000	353,000
Tax Fees[3]	1,328,000	1,010,000
All Other Fees[4]	4,000	—

(1) Includes the audit of the Company's annual consolidated financial statements and internal control over financial reporting, reviews of quarterly financial statements and audits of statutory filings.

(2) Includes registration statement procedures, other accounting consultations and an audit of the employee benefit plan.

(3) Includes fees for professional services related to national tax consulting services.

(4) Includes fees for professional services related to HR advisory services.

Audit Committee Pre-Approval Policy

The Audit Committee is responsible for approving audit fees and is required to pre-approve all services provided by the independent auditors to assure that these services do not impair the auditor's independence. Under the Audit Committee pre-approval policy for external auditors (the "Policy"), updated in 2016, the Audit Committee must pre-approve all audit and non-audit services provided by the independent auditor. The Policy sets forth the procedures and conditions for such pre-approval of services to be performed by the independent auditor. The Policy utilizes both a framework of general pre-approval for certain specified services and specific pre-approval for all other

services. Services that do not meet the Policy will require specific review and approval by the Audit Committee. In addition, when the scope of services being provided (and the related fees) meaningfully change, Tapestry and the independent auditors will provide an update to the Audit Committee. All services described in the table above have been approved by the Audit Committee or the Audit Committee Chair through the Policy or on an engagement-by-engagement basis.

The Audit Committee considered the services listed above to be compatible with maintaining D&T's independence.

AUDIT COMMITTEE REPORT

The Audit Committee (the "Audit Committee") of the Board of Directors of Tapestry, Inc. ("Tapestry") is responsible for overseeing Tapestry's accounting and financial reporting principles and policies, financial statements and the independent audit thereof and Tapestry's internal audit controls and procedures. The Audit Committee is also responsible for selecting and evaluating the independence of Tapestry's independent auditors and for pre-approving the audit and non-audit services rendered by the independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including Tapestry's systems of internal controls. The independent auditors are responsible for auditing the annual consolidated financial statements prepared by management and expressing an opinion as to whether those financial statements conform with accounting principles generally accepted in the United States of America as well as expressing an opinion on the effectiveness of internal control over financial reporting.

The Audit Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended June 28, 2025 with management and Tapestry's independent auditors. These discussions included a review of the reasonableness of significant judgments, the quality, not just acceptability, of Tapestry's accounting principles and such other matters as are required to be discussed with the Audit Committee. Tapestry's independent auditors discussed their independence and also provided to the Audit Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence. The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission ("SEC").

Based upon the review and discussions described in this report, the Audit Committee recommended to the Board of Directors of Tapestry that the audited financial statements be included in Tapestry's Annual Report on Form 10-K for the fiscal year ended June 28, 2025 that has been filed with the SEC.

Audit Committee

Thomas Greco, Chair
Anne Gates
Hanneke Faber
David Elkins
Alan Lau

tapestr*y*

EXECUTIVE OFFICERS

The following table sets forth information regarding each of Tapestry's executive officers as of September 26, 2025:

Name	Age	Position
Joanne Crevoiserat[1]	61	Chief Executive Officer
David Howard	50	Chief Legal Officer and Secretary
Todd Kahn	62	Chief Executive Officer and Brand President, Coach
Denise Kulikowsky	57	Chief People Officer
Scott Roe	60	Chief Financial Officer and Chief Operating Officer

(1) Information regarding Ms. Crevoiserat is listed under Proposal No. 1: Election of directors.

David Howard has served as the Company's Chief Legal Officer and Secretary since August 2025, after having served as the Company's General Counsel and Secretary since 2020. He previously served as Senior Vice President, Deputy General Counsel and Assistant Secretary from August 2018 through May 2020 and held several key roles in the Law Department since joining the Company in January 2011. Prior to joining the Company, Mr. Howard served as Associate General Counsel and Assistant Corporate Secretary at Mirant Corporation from 2008 to 2011, was a corporate attorney at Arnall Golden Gregory, LLP from 2002 to 2008, and practiced public accounting with Arthur Andersen LLP from 1997 to 1999. Mr. Howard holds a Bachelor and Master of Science degrees in Accounting from Wake Forest University and a Juris Doctor from the University of Georgia School of Law. Mr. Howard is also a Certified Public Accountant.

Todd Kahn has served as Chief Executive Officer and Brand President, Coach since April 2021 after having served as the Interim Chief Executive Officer and Brand President since July 2020 and having led the revenue generating business units of the brand since March 2020. He joined the Company as Senior Vice President, General Counsel and Secretary in January 2008 and held a number of successively senior roles, including Chief Legal Officer until March 2020, Company Secretary until August 2020, and President and Chief Administrative Officer from May 2016 until April 2021. Prior to joining the Company, Mr. Kahn held leadership positions at several public and private companies. Mr. Kahn holds a Bachelor of Science degree from Touro College and a Juris Doctor from Boston University Law School.

Denise Kulikowsky has served as Chief People Officer since joining the Company in October 2023. She previously worked at Party City Holdings Inc. from 2018 to 2023, serving first as the Chief Human Resources Officer and then as the Chief People and Administrative Officer. From 2015 to 2018, Ms. Kulikowsky was the Vice President, Global Human Resources for The Estee Lauder Companies, Inc. Prior to joining The Estee Lauder Companies, she held several senior human resources positions at Gap Inc. Ms. Kulikowsky holds a Bachelor of Science degree in Psychology from Fordham University and a Master's degree in Counseling from The University of Pennsylvania.

Scott Roe has served as Chief Financial Officer since joining the Company in June 2021, and as Chief Financial Officer and Chief Operating Officer since August 2022. He also served as Head of Strategy from June 2021 until August 2022. Mr. Roe joined the Company from VF Corporation, where he served as Chief Financial Officer since April 2015, and as Executive Vice President since March 2019. Prior to his appointment as CFO in 2015, Mr. Roe served in a number of senior management positions since joining VF Corporation in 1996. Before joining VF Corporation, Mr. Roe worked in the OEM Automotive and Basic Materials industries after beginning his career at Ernst & Young. Mr. Roe holds a Bachelor of Science degree in Accounting from the University of Tennessee.

TAPESTRY STOCK OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below presents information, as of August 31, 2025, except as otherwise noted below, with respect to the beneficial ownership of Tapestry's common stock by each stockholder known to us to be the beneficial owner of more than 5% of our common stock, each director and director nominee, our NEOs, and all directors and executive officers as a group. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The beneficial ownership percentages set forth in the table below are based on 209,068,565 shares of Tapestry common stock outstanding as of August 31, 2025. Unless otherwise indicated, the address of each individual listed below is c/o Tapestry, Inc., 10 Hudson Yards, New York, New York 10001.

In general, "beneficial ownership" by an individual or entity includes those shares an individual or entity has the power to vote or the power to transfer, and stock options or other derivative securities that are exercisable currently or will become exercisable within 60 days; however, shares exercisable within 60 days are not considered outstanding for purposes of computing the percentage of ownership of any other individual or entity. Where indicated, the beneficial ownership described below includes share unit balances held under Tapestry's stock incentive plans and Non-Qualified Deferred Compensation Plan for Outside Directors. The value of share units and share equivalents mirrors the value of Tapestry's common stock. The amounts ultimately realized by the directors will reflect all changes in the market value of Tapestry common stock from the date of deferral or accrual until the date of payout. The share equivalents do not have voting rights but are credited with dividend equivalents, if any, which will be forfeited if the underlying award forfeits.

Beneficial Owner	Shares owned	Percent of Class(%)
Vanguard[1]	28,461,321	13.61
FMR[2]	11,072,627	5.30
Joanne Crevoiserat[3]	1,669,279	*
Scott Roe[4]	214,530	*
Todd Kahn[5]	429,055	*
David Howard[6]	49,824	*
Denise Kulikowsky[7]	18,136	*
John P. Bilbrey[8]	87,292	*
Darrell Cavens[9]	82,676	*
David Elkins[10]	7,121	*
Hanneke Faber[11]	36,706	*
Anne Gates[12]	76,804	*
Thomas Greco[13]	44,553	*
Kevin Hourican[14]	7,121	*
Alan Lau[15]	20,958	*
Pamela Lifford[16]	38,903	*
Annabelle Yu Long [17]	—	*
All Directors and Executive Officers as a Group (15 people)[18]	2,782,958	1.32

Less than 1%.

(1) The Vanguard Group ("Vanguard"), as of December 31, 2024, possessed shared voting power with respect to 225,306 shares of common stock, and sole dispositive power with respect to 27,599,966 shares of common stock and shared dispositive power with respect to 861,355 shares of common stock, based on a Schedule 13G/A filed with the SEC on January 31, 2025. Vanguard is located at 100 Vanguard Boulevard, Malvern, PA 19355.

(2) FMR LLC ("FMR") as of June 30, 2025, possessed sole voting power with respect to 9,345,596.15 shares of common stock and sole dispositive power with respect to 11,072,627.48 shares of common stock, respectively, based on a Schedule 13G filed with the SEC on August 6, 2025. FMR is located at 245 Summer Street, Boston, Massachusetts 02210.

(3) Includes 1,239,278 shares of common stock that may be purchased within 60 days of August 31, 2025 pursuant to the exercise of options.

(4) Includes 151,417 shares of common stock that may be purchased within 60 days of August 31, 2025 pursuant to the exercise of options.

(5) Includes 348,084 shares of common stock that may be purchased within 60 days of August 31, 2025 pursuant to the exercise of options.

(6) Includes 35,968 shares of common stock that may be purchased within 60 days of August 31, 2025 pursuant to the exercise of options.

(7) Includes 15,169 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(8) Includes 42,905 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(9) Includes 58,282 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(10) Includes 5,280 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(11) Includes 28,346 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(12) Includes 59,624 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(13) Includes 28,764 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(14) Includes 5,280 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(15) Includes 16,313 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(16) Includes 28,764 shares of common stock that may be acquired within 60 days of August 31, 2025 pursuant to the exercise of options.

(17) Ms. Long receives cash payments, in lieu of equity awards, due to complex regulatory requirements related to equity compensation in China.

(18) Reflects ownership of all directors and the Company's executive officers as a group. Includes 2,063,474 shares subject to options exercisable within 60 days of August 31, 2025.

PROPOSAL 3: ADVISORY VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION

The Board is committed to sound compensation governance and recognizes the interest of stockholders in executive compensation matters. On an annual basis, we provide our stockholders with an opportunity to cast an advisory vote to approve the compensation of our Named Executive Officers, or NEOs, as described in the *Compensation Discussion and Analysis* section beginning on page 35 and the *Executive Compensation* section beginning on page 60 in this proxy statement.

As this is an advisory vote, the result will not be binding on the Company, the Board or the HR Committee. However, the Board and HR Committee value the opinions expressed by our stockholders through their vote on this proposal, and the HR Committee will take into account the outcome of the advisory vote when evaluating the effectiveness of our compensation policies and practices and when making future compensation decisions for NEOs.

At our 2024 Annual Meeting of Stockholders, approximately 93% of the votes cast were in favor of our advisory vote on executive compensation. The HR Committee believes this result reflected strong stockholder support for our executive compensation programs and decisions.

We believe our people are our greatest differentiator and our executive compensation programs are designed to attract, motivate and retain individuals who are critical to our success. Tapestry's pay-for-performance philosophy regarding executive compensation is straightforward: reward our executives for their contributions to the Company's annual and long-term performance by tying a significant portion of their total compensation to key business drivers and stockholder value. Reflecting this philosophy, a significant portion of executive compensation is subject to increase when results exceed target, reduction when results fall below target and elimination if results do not achieve a threshold level of performance.

The variable short-term and long-term incentive plans are designed to incentivize and reward management for delivering results that prioritize sustainable brand health and maximize stockholder value creation.

We believe the Tapestry compensation programs are deserving of stockholder support. Stockholders are urged to read the *Executive Compensation* and *Compensation Discussion and Analysis* sections of this proxy statement, which describes our executive compensation philosophy and programs in greater detail, as well as compensation decisions made by the HR Committee for our NEOs with respect to fiscal year ended 2025.

Say on Pay Proposal

The Board recommends that stockholders vote FOR the following resolution:

"RESOLVED, that the stockholders approve, on an advisory non-binding vote basis, the compensation of the Company's Named Executive Officers, as discussed and described in the proxy statement for the 2025 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, set forth in Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the accompanying executive compensation tables and narrative discussion."

Adoption of the above resolution requires "FOR" votes from a majority of the votes cast on the matter at the Annual Meeting.

> THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "**FOR**" THE RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

tapestr*y*

COMPENSATION DISCUSSION AND ANALYSIS

This *Compensation Discussion and Analysis* describes the compensation program for our NEOs for fiscal year 2025:

Name	Title
Joanne Crevoiserat	Chief Executive Officer
Scott Roe	Chief Financial Officer and Chief Operating Officer
Todd Kahn	Chief Executive Officer and Brand President, Coach
David Howard	Chief Legal Officer and Secretary
Denise Kulikowsky	Chief People Officer

This *Compensation Discussion and Analysis* is divided into the following sections:

Executive Summary

Fiscal Year 2025 Performance

In fiscal year 2025, the Company delivered record top- and bottom-line results, underscoring the strength of Tapestry's brand-building strategy and its resonance with a new generation of consumers globally. Despite a rapidly evolving and uncertain macroeconomic landscape, we continued to drive revenue, operating margin, and EPS expansion. Our bias for action, global scale, compelling value proposition, and strong fundamentals position us to drive durable growth and stockholder value.

Tapestry achieved key targets we set at our Investor Day three years ago, delivering over $5 in adjusted earnings per share and returning more than $3 billion cumulatively to stockholders.

Financial Results

Select Tapestry, Inc. fiscal year 2025 financial results include:

| Measure | Fiscal Year 2025 Results[1] ($ in millions, except per share amounts) | | | |
	GAAP	Non-GAAP[2]	Change Versus Fiscal Year 2024 on a GAAP Basis	Change Versus Fiscal Year 2024 on a Non-GAAP Basis[2]
Net sales	$7,010.7	$7,024.1	5.1%	5.3%
Diluted earnings per share	$ 0.82	$ 5.10	(76.5)%	18.9%
Annual cash dividend	$1.40 per share as of June 28, 2025		n/m	
Total Shareholder return[3]	1 year: 108.35%		3 year: 209.57%	

(1) See Appendix A *for a reconciliation of non-GAAP financial measures to our results as reported under Generally Accepted Accounting Principles ("GAAP"). See page 37 of the Company's Annual Form 10-K for a reconciliation of non-GAAP Diluted earnings per share to GAAP.*

(2) Non-GAAP revenue / growth vs. fiscal year 2024 presented on a constant currency basis.

(3) Total Shareholder Return ("TSR") includes dividends reinvested.

Fiscal Year 2025 Compensation Actions

We believe our people are our greatest competitive differentiator.

As we entered fiscal year 2025, we did not implement significant changes in our executive compensation plan design or philosophy (for details, see the *Fiscal 2025 Compensation Program Highlights* table below). Consistent with our practice since fiscal year 2023, we did not provide automatic annual base salary increases for our key leadership positions, including our NEOs. Rather, we continued to provide targeted merit increases if warranted by our annual market benchmarking analysis. None of our NEOs received merit increases in fiscal year 2025.

Performance-Based Compensation

Our financial results in fiscal year 2025 were strong despite economic and geopolitical headwinds.

- At the enterprise level, Tapestry performed above targets established by the HR Committee, and therefore our NEOs earned 189.4% of target payout under the plan for the Tapestry portion of their 2025 Annual Incentive Plan (AIP) results.

- Results for the Coach brand exceeded maximum performance levels, and therefore Mr. Kahn (the NEO tied to the Coach segment) earned 200% of target payout for the Coach brand portion of his 2025 AIP results.

- With respect to a potential +/- 10% operational modifier to the 2025 AIP based on performance relating to our culture of inclusion and belonging, the HR Committee determined that the objectives were achieved at target. As a result, there was no adjustment to the calculated AIP payout based on financial performance.

- At the start of fiscal year 2023, the HR Committee granted annual PRSUs tied to Cumulative Sales, Average Return on Invested Capital and Relative Total Shareholder Return for fiscal years 2023 - 2025 (the "FY23-25 Annual PRSUs") to approximately 50 corporate leaders including our NEOs. The performance results for the FY23-25 Annual PRSUs were above target, and therefore, the number of shares earned by NEOs under these awards equaled 118.3% of target.

The following table summarizes the status of NEO incentive plan awards as of the end of fiscal year 2025:

Grant/Pay Date	Award Type	Performance Period (Fiscal Years)	Named Executive Officers	Performance Targets ☐ = In progress ☒ = Not Achieved ☑ = Achieved	Payout as a % of Target
August 2025	Annual Incentive Plan	2025	Joanne Crevoiserat Scott Roe David Howard Denise Kulikowsky	☑ Tapestry Net Sales ☑ Tapestry Operating Income ☑ Tapestry Gross Margin ☑ Operational Modifier	Performance Period Complete: 189.4% Payout
August 2025	Annual Incentive Plan	2025	Todd Kahn	☑ Tapestry Net Sales ☑ Tapestry Operating Income ☑ Tapestry Gross Margin ☑ Coach Net Sales ☑ Coach Operating Income ☑ Coach Gross Margin ☑ Operational Modifier	Performance Period Complete: 195.8% Payout
August 2023	Annual Incentive Plan	2023 - 2025	Joanne Crevoiserat Scott Roe David Howard	☑ Cumulative Sales ☑ Average Return on Invested Capital (ROIC) ☑ Relative TSR	Performance Period Complete: 118.3% Payout
August 2023	Annual PRSU	2024 - 2026	Joanne Crevoiserat Scott Roe Todd Kahn David Howard Denise Kulikowsky	☐ Cumulative Sales ☐ Average Return on Invested Capital (ROIC) ☐ Relative TSR	Performance Period Progress
August 2024	Annual PRSU	2025 - 2027	Joanne Crevoiserat Scott Roe Todd Kahn David Howard Denise Kulikowsky	☐ Cumulative Sales ☐ Average Return on Invested Capital (ROIC) ☐ Relative TSR	Performance Period Progress

Results of Stockholder Advisory Vote to Approve Executive Compensation and the HR Committee's Response to Stockholder Feedback

At our 2024 Annual Meeting of Stockholders, approximately 93% of the votes cast were in favor of our advisory vote on executive compensation. Management and the HR Committee reviewed our stockholders' affirmative 2024 Say on Pay vote and believe it indicates strong support for our current executive compensation program and practices.

Ahead of the 2024 Annual Meeting of Stockholders, we reached out to approximately 40 stockholders, representing approximately 70% of shares outstanding. Although our investors did not express concerns in advance of our 2024 Annual Meeting of Stockholders, we continued to engage with our stockholders on a number of issues throughout fiscal year 2025 to understand their perspectives on the Company's executive compensation program and other items of interest or concern. Our stockholders expressed support for our overall executive compensation program.

Our engagement with stockholders is valuable and informative and we intend to continue discussions to further understand our investors' perspectives on our executive compensation program and other governance matters.

Executive Compensation Practices

Tapestry's executive compensation philosophy is focused on pay for performance and reflects governance practices that align with the needs of our business.

Below is a summary of compensation practices we have adopted to drive performance and to align with stockholder interests, alongside those practices we do not employ.

WHAT WE DO	WHAT WE DON'T DO
✓ Pay for Performance.	✗ No Excise Tax Gross-Ups Upon Change in Control.
✓ Stock Ownership Policy for NEOs.	✗ No Excessive Executive Perquisites.
✓ Double Trigger Equity Acceleration upon a Change-in-Control.	✗ No Tax Gross-Ups on Perquisites or Benefits, other than Standard Relocation Costs.
✓ Independent Compensation Consultant retained by HR Committee.	✗ No Payment of Dividends on Unvested Long-term Incentives.
✓ Regular Review of Share Utilization with Burn Rate of 1.5% in fiscal year 2025.	✗ No Repricing of Underwater Stock Options without Stockholder Approval.
✓ Maintain a Clawback Policy that Applies to Both Section 16 officers and a Broader Group of Key Executives.	✗ No Inclusion of Long-term Incentive Awards in Severance or Retirement Benefit Calculations.
✓ Minimum Required Notice Period for voluntary resignations of NEOs.	✗ No Permitted Hedging, Short Sales or Derivative Transactions in Company stock.
✓ Balance of Short and Long-term Performance Metrics.	✗ No Guaranteed or Automatic Annual Salary Increases for NEOs.
✓ Annual Say on Pay Vote.	✗ No Fixed Term or Evergreen NEO Employment Agreements.
✓ Regular Stockholder Outreach.	

What We Pay and Why

Compensation Program Objectives

We are focused on durable growth and value creation across Tapestry and our brands. Our strong fundamentals, global scale, innovation, and compelling value proposition to consumers drive long-term brand health and sustained increases in stockholder value.

Our compensation programs are aligned with this objective: we deliver a market-competitive level of fixed compensation with the opportunity for above-average rewards when the Company and the executive exceed our performance objectives. The compensation program for Tapestry's NEOs is designed to serve the following goals:

- reward performance, with performance-based pay constituting a majority of total compensation;

- support the attainment of the Company's short- and long-term strategic and financial objectives;

- align NEOs' interests with those of our stockholders and encourage ownership of Company stock by our NEOs;

- reward NEOs for achieving the challenging financial and strategic targets that we believe ultimately will drive stockholder value;

- enable us to attract, retain and reward the best talent in the luxury retail industry, which is necessary to profitably grow our business and drive stockholder value; and

- be competitive with our peer companies.

Elements of Compensation

Compensation for our NEOs includes both fixed and performance-based components, with an emphasis on performance-based elements to support the objectives listed above. We consider a component to be performance-based if the amount eventually earned or paid varies based on one or more elements of the Company's financial performance (e.g., sales, operating income, gross margin, etc.), operational measures or stock price appreciation. Performance-based components are designed so that above-plan performance is rewarded with above-target payouts and vice versa. The fixed components of compensation are designed to be competitive and are typically a minority portion of the total mix of each executive's compensation package. We do not attempt to align each element of compensation to specific peer company percentiles or ratios; rather, peer company data is one of several factors considered by the HR Committee when determining executive compensation. See *Compensation Decision Making Process* for details.

The following table briefly describes each element of compensation. A detailed explanation of each component for fiscal year 2025 is provided in the next section, *Fiscal Year 2025 Compensation*.

Compensation Component	Reason to Provide	Performance Based	Not-Performance Based	Value Linked to Stock Price	Value Linked to Operating Results
Annual Incentive: AIP	Rewards for achieving the annual financial performance goals established by the HR Committee early in each fiscal year.	✓			✓
Long-term Incentive: PRSUs	Granted to drive focus on Tapestry's long-term performance, align executive rewards with stockholders and link explicitly to achievement of long-term value creation. To maximize TSR growth, a portion of the PRSU is tied to relative TSR.	✓		✓	✓
Long-term Incentive: RSUs	Granted to encourage retention. Although the number of shares earned is fixed, provided the executive is still employed, their value rises and falls with the price of our common stock, adding a performance element.		✓	✓	
Long-term Incentive: Stock Options	Granted to drive focus on Tapestry's long-term performance and align executive rewards with stockholders on an absolute basis. Stock options have value only when our stock price increases from the price on the date of grant so they are a tool to support Tapestry's success and growth; we utilize stock options because of this strong pay for performance relationship.	✓		✓	
Base salary	Competitive base salaries are necessary to attract and retain qualified, high-performing executives. Prior experience, scope of responsibility and performance are key elements considered in setting base salaries.		✓		
Benefits & Limited Perquisites	Competitive benefits and modest perquisites are necessary to attract and retain qualified, high-performing executives.		✓		

Fiscal Year 2025 Compensation Summary—Target Pay Mix

The following charts depict the relationship between the primary elements of the Company's target annual total direct compensation mix for fiscal year 2025 for each NEO. For Ms. Crevoiserat during fiscal year 2025, 76% of her target total compensation was performance-based. For the other NEOs, 66% of target total compensation was performance-based. These charts illustrate target total compensation for fiscal year 2025 as described in the *Fiscal Year 2025 Compensation* section in this proxy statement.



Chief Executive Officer Fiscal Year 2025 [1]

- RSUs: 14%
- Salary: 10%
- Annual Incentive: 20%
- Stock Options: 28%
- PRSUs: 28%

Performance-based 76%

Average of Other NEOs Fiscal Year 2025 [1]

- RSUs: 14%
- Salary: 20%
- Stock Options: 22%
- Annual Incentive: 22%
- PRSUs: 22%

Performance-based 66%

(1) Charts represent regular, ongoing annual target compensation for the full fiscal year 2025.

The HR Committee routinely discusses the Company's strategy and programs with its executive compensation consultant. Compensation Advisory Partners, LLC ("CAP") served as Tapestry's consultant through the end of calendar year 2024, after which the HR Committee engaged Frederic W. Cook and Co., Inc. ("FW Cook") under a new consulting arrangement. Our executive compensation consultant advises the HR Committee on market trends and best practices, which the HR Committee considered in setting fiscal year 2025 executive compensation.

Significant actions for our fiscal year 2025 executive pay program are summarized in the table below:

Fiscal Year 2025 Compensation Program Highlights	Rationale
Did not provide salary increases to our NEOs.	Considered benchmarking data and did not see compelling reason to adjust salaries.
Increased target annual bonus as a percent of salary for Mr. Kahn.	To align more closely with competitive total compensation for similar positions in our executive compensation peer group.
Awarded a one time special RSU to Mr. Howard.	To acknowledge the extraordinary commitment and contribution sustained over an 18-month period in pursuing potential strategic M&A opportunities.

Fiscal Year 2025 Compensation

Base Salary

Tapestry employees, including our NEOs, are paid a salary based on the responsibilities of their position, the skills and experience required for the position, their individual performance, business performance, labor market conditions and with consideration of salary levels for similar positions in our peer companies. For our NEOs, in addition to these factors, it is Tapestry's practice to recommend salary increases for HR Committee consideration only if there is clear evidence (based on benchmarking) that their salary lags the market. During fiscal year 2025 our NEOs did not receive salary increases:

Named Executive Officer	FY25 Base Salary Rate[1]	FY25 Salary Increase
Joanne Crevoiserat	$1,400,000	—%
Scott Roe	$ 975,000	—%
Todd Kahn	$1,000,000	—%
David Howard	$ 600,000	—%
Denise Kulikowsky	$ 600,000	—%

(1) Amounts shown are as of the close of fiscal year 2025.

Annual Incentive Plan

The Tapestry AIP rewards eligible employees, including NEOs, for achievement of key financial and operational performance targets established by the HR Committee.

The fiscal year 2025 financial measures were intended to incentivize and reward management for delivering results that prioritize sustainable brand health and drive TSR growth.

The HR Committee sets rigorous financial performance measures, targets and incentive payout schedule for the AIP, taking into consideration prior fiscal year performance, desired financial and operational performance levels in line with our annual operating plan, long-term strategic plan and general economic conditions, peer group practices and trends, guidance provided to investors and estimated industry growth rates.

The fiscal year 2025 target award levels for each NEO were determined by the HR Committee based on the role and responsibility of each position and on peer company target award levels for similar positions.

The HR Committee certified the results after the end of the fiscal year. Payouts for Tapestry and Coach brand results were above target.

Fiscal Year 2025 Measure	Reason for Measure	Fiscal Year 2025 Weight	Performance / Payout Curve
Net Sales	Top drivers of P/E multiple expansion, leading to long-term TSR growth	35%	For maximum performance, 200% of the target award can be earned, and for threshold performance, 30% of the target award can be earned.
Gross Margin		35%	
Operating Income	Core profitability measure driving increases in operating cash flow and a measure of brand health	30%	

tapestry

The target AIP metric goals for fiscal year 2025 required growth in Net Sales, Operating Income and Gross Margin on a non-GAAP, constant currency basis versus fiscal year 2024 for Tapestry overall. These values were aligned with the Company's strategic objective to drive long-term profitability, making necessary investments to support the health of its brands, while also drawing focus to the agility and discipline required to increase gross margin. Initial AIP funding was determined based on performance versus predefined financial goals. The HR Committee also set individual brand-level targets based on operating plans for each brand. For NEOs leading a brand, corporate financial goals were weighted 40% and brand goals were weighted 60%.

In setting the fiscal year 2025 threshold and maximum performance and payout values, the HR Committee considered several factors including the degree of difficulty in achieving each metric while balancing the uncertainty driven by global macroeconomic conditions. The HR Committee deemed these targets would be sufficiently challenging to merit payout of the target AIP awards. The maximum performance levels were set such that maximum payout would be achieved for truly outstanding results versus fiscal year 2024.

The operational component of the AIP served as a potential positive or negative 10% modifier on financial performance (with no adjustment for achieving target performance), based on the HR Committee's assessment of performance versus a predefined dashboard of inclusion and belonging goals.

Actual AIP payments are made in cash, based on the degree to which the objectives have been achieved, as certified and approved by the HR Committee. No executive may receive an annual incentive payment exceeding $6.0 million under the AIP for any fiscal year.

The fiscal year 2025 AIP components for each NEO are displayed below.

Named Executive Officer	Business Segment	Target Annual Incentive as a % of Salary	Component and its Weight as a Percent of Each NEOs Target Annual Incentive		
			Tapestry, Inc. Component	Brand Component	Operational Modifier[1]
Joanne Crevoiserat	Tapestry, Inc.	200%	100%		✓
Scott Roe	Tapestry, Inc.	125%	100%		✓
Todd Kahn	Coach	150%	40%	60%	✓
David Howard	Tapestry, Inc.	70%	100%		✓
Denise Kulikowsky	Tapestry, Inc.	70%	100%		✓

(1) The modifier is a potential positive or negative 10% modifier on initial AIP funding based on financial results.

The financial performance measures, target values established by the HR Committee, and the certified financial results for the fiscal year 2025 AIP appear below.

Tapestry, Inc.
Applied to all Named Executive Officers

($ in millions)	Weight	Fiscal Year 2024 Results[1]	Fiscal Year 2025 Award Targets[2][3]			Fiscal Year 2025 Results[3]	Payout as a % of Target Incentive[2]
			Threshold	Target	Maximum		
Net sales	35%	$6,671.2	$6,503.3	$6,845.5	$7,016.7	$7,024.1	200.0%
vs. prior year				3%		5%	
Operating income (excluding AIP $)	30%	$1,365.4	$1,234.4	$1,452.3	$1,641.1	$1,574.4	165.0%
vs. prior year				6%		15%	
Gross Margin	35%	73.3%	73.3%	73.8%	74.1%	74.9%	200.0%
vs. prior year				1%		2%	
Weighted average payout as a % of Target:							**189.4%**

Coach
Applied to Mr. Kahn

($ in millions)	Weight	Fiscal Year 2024 Results[1]	Fiscal Year 2025 Award Targets[2][3]			Fiscal Year 2025 Results[3]	Payout as a % of Target Incentive[2]
			Threshold	Target	Maximum		
Net sales	35%	$5,095.3	$4,955.9	$5,216.7	$5,347.2	$5,609.9	200.0%
vs. prior year				2%		10%	
Operating income (excluding AIP $)	30%	$1,696.9	$1,548.9	$1,721.0	$1,858.7	$1,952.3	200.0%
vs. prior year				1%		15%	
Gross Margin	35%	76.1%	76.1%	76.5%	76.7%	78.1%	200.0%
vs. prior year				1%		3%	
Weighted average payout as a % of Target:					**Coach:**		**200.0%**
					Combined with Tapestry:		195.8%

(1) Fiscal year 2024 results reflect Non-GAAP financial figures in nominal currency. As a result, these will differ from the financial figures presented in the 2024 proxy statement, which were restated at FY23 FX rates. See Appendix A for a reconciliation to results as reported under GAAP.

(2) For all metrics, actual payout is 0% if performance is below threshold, 30% of target for performance at threshold, 100% of target for target performance and 200% of target for maximum performance, with interpolation for performance levels between the amounts above.

(3) Fiscal year 2025 targets and actual results reflect the impact of currency adjustments. See Appendix A for a reconciliation to results as reported under GAAP.

tapestry

The potential +/- 10% operational modifier component of the fiscal year 2025 AIP consisted of a scorecard of shared goals to make sure we create a culture where everyone feels welcome, reflect the communities we serve, support the neighborhoods we live and work in, and strengthen how our brands are perceived by consumers. No component of the scorecard had a pre-assigned weighting.

Following a holistic evaluation of performance against scorecard objectives—some of which were exceeded, others met, and a few not fully achieved—the HR Committee determined that the objectives were collectively achieved at the target level. This determination resulted in no upward or downward adjustment to the formulaic financial performance achievement described above.

Calculation of Fiscal Year 2025 Annual Incentive Awards:

The following table shows the fiscal year 2025 target AIP awards as of the end of the fiscal year for each NEO, applies the results described above to each target award, and shows the actual award earned. The resulting payouts are also displayed in the *Summary Compensation Table* in the column "Non-Equity Incentive Plan Compensation."

| Named Executive Officer | Target Annual Incentive[2] (a) | Financial Performance[1] | | | Operational Modifier | Total Performance and Payout[1] | |
		Tapestry[2] (0% - 200%) (b)	Brand[2] (0% - 200%) (c)	[Tapestry Weight * b] + [Brand Weight * c] Total Tapestry & Brand (0% - 200%) (d)	Adjustment Range (90% - 110%) (e)	[d * e] Total Financial and operational performance (f)	[a * f] Annual Incentive Award[3] (g)
Joanne Crevoiserat	$2,800,000	189.4%		189.4%	100%	189.4%	$5,303,200
Scott Roe	$1,218,750	189.4%		189.4%	100%	189.4%	$2,308,313
Todd Kahn	$1,500,000	189.4%	200.0%	195.8%	100%	195.8%	$2,937,000
David Howard	$420,000	189.4%		189.4%	100%	189.4%	$795,480
Denise Kulikowsky	$420,000	189.4%		189.4%	100%	189.4%	$795,480

(1) Percentages as shown are rounded to the nearest decimal.

(2) The target AIP as a percent of annual salary for each NEO, and the weights associated with Tapestry and brand performance, are shown in the fiscal year 2025 AIP components table in the Annual Incentive Plan Section.

(3) The AIP Award is calculated using annual salary as of the close of the fiscal year.

Non-GAAP Measures

As indicated above, the HR Committee used certain non-GAAP measures for the purpose of setting goals and/or evaluating performance. The adjustments, including for the impact of foreign currency fluctuations, are set out in *Appendix A*. These non-GAAP performance measures were used by management to conduct and evaluate its business during its regular review of operating results. Management and the Company's Board utilized these non-GAAP measures to make decisions about the uses of Company resources, analyze performance between periods, develop internal projections and measure management performance. The Company's primary internal financial reporting excluded these items affecting comparability. We believe these non-GAAP measures are useful to investors and others in evaluating the Company's ongoing operating and financial results in a manner that is consistent with management's evaluation of the business and understanding how such results compare with the Company's historical performance. We also believe excluding the items affecting comparability assists investors in developing expectations of future performance.

The HR Committee believes it is appropriate to use constant currency performance measures for setting AIP goals and/or evaluating performance because it will incentivize management to make business decisions that drive the long-term sustainable performance of the Company rather than reacting to short-term currency fluctuations, which are largely outside of their control.

Long-Term Incentive Plan

Long-term incentives ("LTI") represent a significant proportion of compensation for our Chief Executive Officer and other NEOs. They are designed to align NEOs' interests with those of our stockholders, reward NEOs for enhancing stockholder value and support retention of key officers. NEOs' awards are typically a set mix of stock options, PRSUs and RSUs. In addition, approximately 2,400 of our employees, including nearly all of our store managers, received an annual long-term equity award in fiscal year 2025. We offer an "Equity Choice" program, under which eligible employees may elect to receive their annual LTI in the form of stock options, RSUs or a combination of the two. Under this program, the ratio of stock options to RSUs is set so that the grant date fair market value of stock options and RSUs is approximately equal. Equity Choice is not available to our Chief Executive Officer or our other NEOs.

The number of PRSUs, stock options and/or RSUs granted to an NEO each year is based on a target grant value. The values granted are converted to shares based on the closing price of Tapestry common stock on the date of grant, and, in the case of stock options, on the estimated Black-Scholes value of the stock option. The exercise price for stock options is the closing price of Tapestry common stock on the grant date. Adjustments to the target grant value for each NEO may be made based on changes in the executive's responsibilities and performance, changes in the competitive marketplace, or other factors determined by the HR Committee. From time to time, we also grant special PRSU and/or RSU awards as part

of new hire agreements or other special circumstances. In fiscal year 2025 our burn rate (calculated as full value shares and stock options granted during the fiscal year divided by weighted average common shares outstanding excluding share repurchases) was 1.5%.

All awards are made under the terms and conditions of the 2018 Stock Incentive Plan. The majority of the awards are granted during or around the Board and HR Committee's regularly scheduled August meetings, at approximately the same time that salary increases and AIP award payments are approved. Off-cycle grants for new hires and other special events may be made on the first business day of the month following such event.

Fiscal Year 2025 Long-Term Incentive Awards: In August 2024, the HR Committee granted the LTI awards shown in the table below to the NEOs with consideration given to median total compensation for NEOs in our industry, the competitive landscape for NEO talent, each executive's performance and the Company's guidelines for executive compensation.

The fiscal year 2025 PRSU measures were intended to incentivize and reward management for delivering results that prioritize sustainable brand health and maximize TSR growth over a longer time horizon. These metrics support focus on effective achievement of our long-term strategy to build a global house of brands.

Fiscal Year 2025 Measure	Reason for Measure	Fiscal Year 2025 Weight	Performance / Payout Curve
Sales	While Sales is also part of AIP, it is an essential measure to incentivize not only short-term, but long-term stable top line expansion in-line with our externally stated ambitions	33%	For maximum performance, 200% of the target award can be earned, and for threshold performance, 30% of the target award can be earned.
Return on Invested Capital ("ROIC")	Designed to measure how efficiently the Company manages its deployed capital. ROIC aligns closely with how investment community views Tapestry	33%	
Relative TSR	Supports alignment of executive compensation and stockholder return outcomes	33%	See below

For 33% of the PRSU award, potential payout is based on Company TSR over a three-year performance period relative to a predefined PRSU Peer Group. Objective criteria were used to select the PRSU Peer Group, which represents companies from the *S&P 1500 Composite and Euronext Indexes in Apparel, Accessories and Luxury Goods* which we believe are most relevant to Tapestry as far as their global reach, the products and services offered, the talent landscape we compete with, and are viewed as alternative investment choices by capital markets. Given the size of Tapestry, companies with a market cap over $100 billion were removed. The below chart outlines the PRSU Peer Group companies and describes the PRSU payout levels tied to relative performance.

Performance Peer Group for FY25 – FY27 Relative TSR Measurement		
Criteria: S&P 1500 Composite and Euronext Indexes in Apparel, Accessories and Luxury Goods with less than $100 billion in market cap	adidas AG	Kontoor
	Burberry	Moncler
	Capri	Movado
	Carter's, Inc.	Oxford
	Columbia	Pandora A/S
	Richemont	PVH Corp.
	Luxottica	Ralph Lauren
	Fossil Group, Inc.	Swatch
	G-III Apparel Group, Ltd.	Under Armour
	Hanesbrands Inc.	VF
	Hugo Boss AG	Vera Bradley
	Kering SA	



FY25 – FY27 Relative TSR Performance / Payout Curve				
PRSU Payout:	No Payout	30%	100%	200%
rTSR:	Bottom Quartile	Threshold	Median	Top Quartile
	0 - 24%	25%	50%	75 - 100%

The Company's long-term strategic plan was a basis for the HR Committee in setting the financial performance targets for each measure, and the maximum and threshold performance goals and payout levels to establish a clear performance standard. For maximum performance, 200% of the target number of stock units can be earned, and for threshold performance, 30% of the target number of stock units can be earned.

The following table presents the HR Committee's decisions for the NEO target value for equity grants and corresponding shares granted in fiscal year 2025:

	FY25 Long-Term Incentive Awards						
	Stock Options		Target PRSUs		RSUs		Total
Named Executive Officer	Shares	Grant Value ($)	Shares	Grant Value ($)	Shares	Grant Value ($)	Grant Value ($)
Joanne Crevoiserat	331,675	4,000,000	98,571	4,000,000	49,285	2,000,000	10,000,000
Scott Roe	124,378	1,500,000	36,964	1,500,000	18,482	750,000	3,750,000
Todd Kahn	99,502	1,200,000	29,571	1,200,000	14,786	600,000	3,000,000
David Howard[1]	41,459	500,000	12,321	500,000	12,321	500,000	1,500,000
Denise Kulikowsky	27,640	333,333	8,214	333,333	8,214	333,333	1,000,000

(1) In recognition of his extraordinary commitment and contribution during an 18-month period in support of the Company's proposed M&A activity, in addition to annual target values illustrated in the table above, Mr. Howard was awarded a one-time special RSU for $250,000.

While the table above summarizes how the HR Committee viewed its annual target equity decisions for the NEOs, it is not a substitute for the *Summary Compensation Table* which represents the accounting value of each award at grant, calculated in accordance with FASB ASC Topic 718, which includes the incremental expense (versus what is shown above) associated with incorporation of a relative TSR metric.

Completed Performance Period: After the close of the fiscal year 2025, the HR Committee certified the results for the performance-based LTI awards:

FY23 - 25 Annual PRSU: This award had Tapestry performance metrics and multi-year goals of cumulative sales, average ROIC and relative TSR for the FY23 - 25 performance period. Financial results for the three year period were above target and 118.3% of the target shares were earned.

FY23 - 25 Annual PRSU
Grant Date: August 22, 2022

Performance Period:	Performance Measures and Weights		Performance Requirements[1][2]			Result[2]		Weighted Payout as a % of Target
			Threshold	Target	Maximum			
Fiscal Years 2023 - 2025	3- year Cumulative Sales Total Tapestry, Inc.	33%	$18,636	$21,591	$23,863	$20,343	94.2%	23.5%
Fiscal Years 2023 - 2025	3-year Average Return on Capital (ROIC) Total Tapestry, Inc.	33%	23.1%	25.8%	29.4%	25.2%	97.7%	28.2%
August 22, 2022 - August 22, 2025	3-year Relative Total Shareholder Return (rTSR) Total Tapestry, Inc.	33%	25%	50%	75-100%	200%	200%	66.7%
Weighted average payout as a % of Target:								**118.3%**

(1) For all metrics, actual payout is 0% if performance is below threshold, 30% of target for performance at threshold, 100% of target for target performance and 200% of target for maximum performance, with interpolation for performance levels between the amounts above.

(2) Fiscal year 2025 targets and results reflect non-GAAP financial figures. See Appendix A *for a reconciliation to results as reported under GAAP.*

Shares Earned: The following table displays the number of shares each NEO earned from the FY23-25 Annual PRSUs which were distributed in August 2025.

Name	Shares Granted at Target[1]	Shares Earned
Joanne Crevoiserat	123,828	146,488
Scott Roe	40,244	47,609
Todd Kahn	30,957	36,623
David Howard	12,383	14,649
Denise Kulikowsky[2]	n/a	n/a
TOTAL:		**245,369**

(1) Includes dividend equivalent shares accumulated through June 28, 2025.

(2) Ms. Kulikowsky was not employed at Tapestry at time of grant.

Developments for Fiscal Year 2026

For fiscal year 2026, the HR Committee approved pay actions for select NEOs, and plan design modifications as summarized below. More detail on these changes to our compensation program will be provided in the fiscal year 2026 proxy statement.

Key Fiscal Year 2026 Developments	Rationale
Awarded salary increases to Mses. Crevoiserat and Kulikowsky and Mr. Howard	To achieve closer alignment with competitive total compensation levels for comparable roles within our executive compensation peer group.
Increased target AIP as a % of salary for Ms. Kulikowsky and Messrs. Howard and Roe	
Increased annual equity value for Mses. Crevoiserat and Kulikowsky and Messrs. Kahn and Roe	
Sunset operational modifier and returned AIP to exclusively focus solely on financial performance metrics	The HR Committee determined that the foundational elements of the Company's human capital management program are well integrated into overall strategy and that growth and profit objectives should be the focus of the AIP program.
Increased weight of PRSUs to 50% of annual LTI mix	In FY26, the annual LTI mix for NEOs will shift to a structure consisting of 50% PRSUs, 25% Options and 25% RSUs. This represents a change from FY25, which consisted of 40% PRSUs, 40% Options and 20% RSUs. The move to a heavier performance-weighted mix enhances alignment with the Company's long-term strategic objectives.
On August 18, 2025, a one-time special equity award with a target value of $15 million (the "Special Grant") was granted to Ms. Crevoiserat	The Special Grant is equally weighted between PRSUs under which vesting is subject to achievement of a target earnings per share on a non-GAAP basis for the Company's fiscal year 2028, and time-based RSUs. Both components of the Special Grant cliff-vest on the third anniversary of the grant date.

The Special Grant is intended to incent Ms. Crevoiserat to continue to deliver durable growth and stockholder value creation at Tapestry, and to support long-term talent retention and succession planning objectives. The HR Committee determined that awarding the Special Grant is in the best interests of the Company and its stockholders and that the amount and terms of the award are appropriate. Among other things, the HR Committee considered Ms. Crevoiserat's sustained high performance, strategic leadership and proven record of stockholder value creation. The HR Committee also considered that Ms. Crevoiserat becomes eligible for retirement treatment on her existing and upcoming annual equity grants in November 2025 upon reaching the age of 62 with over five years of service with the Company.

The Special Grant is subject to continued service requirements that are more restrictive than those applicable to our standard equity awards. Specifically, the Special Grant is subject to forfeiture in its entirety if Ms. Crevoiserat's service terminates during the vesting period due to her retirement or voluntary termination without Good Reason as well as in the event of her termination for cause. Ms. Crevoiserat will receive pro-rata vesting of the award in the event of her involuntary termination without cause or her voluntary termination with Good Reason. The award will vest in its entirety in the event of Ms. Crevoiserat's death or disability. |

Key Fiscal Year 2026 Developments	Rationale
	The HR Committee approved the Special Grant after performing extensive market analysis and considering numerous internal factors including performance, growth initiatives, talent retention and succession objectives with the assistance of its independent compensation consultant and in consultation with the full Board of the Company. As the Special Grant is a one-time equity award, it is not part of Ms. Crevoiserat's regular annual compensation.

Other Compensation and Benefit Elements

NEOs are eligible to participate in the same benefit programs as all of our full-time employees in the United States. These include:

- health, life and disability insurance;
- retirement savings plans;
- the Company's Matching Gift Programs, under which the Company's foundation matches eligible employee donations to qualified charitable organizations;
- a qualified employee stock purchase plan (the Amended and Restated Tapestry, Inc. 2001 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan")); and
- relocation payments and reimbursements under the Company's policies covering moving expenses for employees who must relocate as part of their employment at Tapestry.

The Company's retirement plans consist of a qualified 401(k) plan (the "401(k) Savings Plan") and a voluntary, non-qualified defined contribution plan (the "Executive Deferred Compensation Plan" or "EDCP"). Employees, including our NEOs, are eligible to participate in the 401(k) Savings Plan after completing one month of service; the Company matches 100% of employee contributions, up to 3% of compensation contributed and 50% of the next 2% of compensation contributed. These matching contributions are immediately vested.

Highly compensated employees whose annual target cash compensation exceeds the IRS 401(a)(17) compensation limit, are also eligible to participate in the EDCP. Under this plan, eligible employees, including our NEOs, may elect to defer a portion of their salary and/or annual incentive into the plan and invest the assets in substantially similar mutual funds as those offered under the qualified 401(k) Savings Plan. The Company matches 100% of employee contributions up to 3%, less the maximum Company match available in the 401(k) Savings Plan. Deferral and distribution elections are made annually in accordance with IRS rules under Section 409A. Certain of our NEOs also maintain balances in the Supplemental Retirement Plan (the "SRP"), a non-qualified defined contribution plan frozen to new contributions as of December 31, 2015. Company contributions to the various retirement plans are included in the "All Other Compensation" column of the *Summary Compensation Table* and in the related footnote. Contributions, earnings and account balances for the EDCP and SRP are detailed in the *Non-Qualified Deferred Compensation Table*.

None of these benefits or perquisites are included in the base compensation on which annual incentives and retirement plan contributions are calculated.

Compensation Decision Making Process

Roles and Responsibilities

The HR Committee has overall responsibility for executive compensation at Tapestry, including the approval and oversight of compensation and benefit program administration for Tapestry's NEOs, as well as other key executives at Tapestry. The HR Committee reviews and approves Tapestry's annual and LTI compensation programs, including performance goals, as well as significant changes in the design of employee benefits programs. For several years, the Committee retained the independent consulting firm CAP, which continued to provide services through December 31, 2024. Effective January 1, 2025, the Committee transitioned to FW Cook.

Both firms reported directly to the HR Committee and received input from management at the Committee's direction. Neither provided additional services to Tapestry or its affiliates during fiscal year 2025. After evaluating factors outlined in NYSE listing standards and Rule 10C-1(b)(4) of the Exchange Act, the Committee confirmed both CAP's and FW Cook's independence and found no conflicts of interest.

Throughout fiscal year 2025, the engaged compensation consultant attended HR Committee meetings, met with members without management present, and advised on matters including peer group compensation practices, new hire packages, investor perspectives, and AIP measures and long-term incentive measures. The consultant reviewed materials prepared by management and provided independent analyses and recommendations, which the Committee considered in its decision-making.

CAP and FW Cook reviewed and commented on materials prepared by management and also presented the HR Committee with their own analyses and recommendations. The HR Committee considered CAP and FW Cook's advice in its decision-making on the compensation actions described in the sections *Executive Summary and Fiscal Year 2025 Compensation*. Typically, the CEO and other members of management work with the HR Committee Chair and the engaged compensation consultant to set meeting agendas and prepare materials for HR Committee meetings.

Certain members of management typically attend HR Committee meetings to present information on the Company and the competitive environment for talent, discuss compensation and benefits policies and provide technical advice. The CEO is responsible for reviewing the performance of certain key executives, including the NEOs (other than herself), and recommending changes in their compensation to the HR Committee for approval. The HR Committee consults with the compensation consultant and determines and approves changes in the CEO's compensation based on its own review of the CEO's performance and other factors in its discretion. The HR Committee considers information on all elements of compensation over a period of years, as well as the impact of various termination scenarios in evaluating the appropriateness of executive compensation. Actual pay earned by our NEOs in prior years from AIP and LTI compensation is reviewed but is not specifically taken into account by the HR Committee in making the current year's compensation decisions.

Decisions to change an NEO's (other than the CEO) base salary, AIP opportunity and/or LTI award are based on various factors, including the judgment of our CEO and the HR Committee. They consider the scope of their positions and any changes to those responsibilities, the skills and experience required for the job, their individual performance, business performance, labor market conditions and peer company compensation levels based on public disclosure and purchased industry compensation surveys. Salary increases, AIP opportunity and/or LTI award changes are considered annually and upon significant role changes, and are based on both financial and non-financial results achieved by the Company and the NEO during the preceding fiscal year. All changes are subject to HR Committee approval.

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Peer Group and Competitive Assessment of Compensation

Compensation at a defined group of companies is one reference point considered by the HR Committee and management in setting NEO compensation levels, although we do not attempt to link any single element of compensation to specific peer company percentiles or ratios. Pay practices at this group of companies are also reviewed by the HR Committee. The composition of the peer group is reviewed periodically and is determined by the HR Committee, considering input from its independent compensation consultant. The most recent review was completed in May 2025 and will be revisited in fiscal year 2027.

The peer group used during fiscal year 2025 is shown below. It includes 15 companies whose aggregate profile was comparable to Tapestry in terms of size, industry, operating characteristics and/or competition for executive talent. As a secondary reference point, the HR Committee considers publicly available data from the following foreign-listed and private companies with whom Tapestry competes for certain executive talent: Burberry Group plc, Hermes International, J. Crew Group, Inc., Kering S.A., and LVMH, as well as industry compensation surveys.

Company Name	Sub-Industry (as defined by GICS codes)	Revenue[1]	Market Valuation as of 6/28/2025[2]
Compagnie Financière Richemont SA[3]	Apparel, Accessories and Luxury Goods	$23,129	$110,046
The Gap, Inc.	Apparel Retail	$15,086	$ 8,170
The Estée Lauder Companies Inc.	Personal Care Products	$14,326	$ 28,813
Lululemon Athletica Inc.	Apparel, Accessories and Luxury Goods	$10,588	$ 28,128
V.F. Corporation	Apparel, Accessories and Luxury Goods	$ 9,505	$ 4,615
PVH Corp.	Apparel, Accessories and Luxury Goods	$ 8,653	$ 3,160
Williams-Sonoma, Inc.	Homefurnishing Retail	$ 7,712	$ 20,199
Ralph Lauren Corporation	Apparel, Accessories and Luxury Goods	$ 7,079	$ 16,739
Tapestry, Inc.	**Apparel, Accessories and Luxury Goods**	**$ 7,011**	**$ 18,092**
Levi Strauss & Co.	Apparel, Accessories and Luxury Goods	$ 6,355	$ 7,325
Victoria's Secret & Co.	Apparel Retail	$ 6,230	$ 1,543
Coty Inc.	Personal Care Products	$ 5,893	$ 4,021
Urban Outfitters, Inc.	Apparel Retail	$ 5,551	$ 6,221
American Eagle Outfitters, Inc.	Apparel Retail	$ 5,329	$ 1,712
Under Armour, Inc.	Apparel, Accessories and Luxury Goods	$ 5,164	$ 2,875
Capri Holdings Limited	Apparel, Accessories and Luxury Goods	$ 4,442	$ 2,073
Tapestry, Inc. Percentile Rank		**49th**	**74th**

(1) As reported in the Form 10-K for the most recent fiscal year (in millions).

(2) As reported by S&P Capital IQ (in millions).

(3) Revenue was converted to U.S. dollars (US$) based on the average exchange rate for the fiscal year ending 3/31/25. Market valuation was converted to US$ based on the exchange rate as of 6/28/2025.

Additional Information

Clawback Policy: Adjustment or Recovery of Awards

In accordance with SEC rules and NYSE listing standards, in October 2023 the Board adopted a clawback policy that requires (subject to limited exceptions) any incentive compensation (including both cash and equity compensation that is granted, earned or vested wholly or in part upon the attainment of a financial reporting measure) paid to any current or former covered officer, including our NEOs, is subject to recoupment if:

- the incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements (including both "big R" and "little r" restatements), without regard to any fault or misconduct; and

- that noncompliance resulted in overpayment of the incentive compensation within the three fiscal years preceding the date the restatement was required.

In addition, Tapestry has a long-standing separate clawback policy that applies to any performance-based annual or LTI awarded to a broader group of key executives. Under this policy, in the event of a material restatement of Tapestry's financial results, the HR Committee will review the circumstances that caused the restatement and consider accountability to determine whether a covered employee was negligent or engaged in misconduct. If so, and if the amount paid in an annual incentive award or the shares vesting in a performance-based LTI award would have been less had the financial statements been correct, the HR Committee will recover compensation from the covered employee as it deems appropriate.

Our LTI award agreements also include a repayment provision in the event an award holder is terminated for cause (as defined in those agreements) or violates various non-compete or non-solicitation provisions, or other restrictive covenants included in those agreements.

Stock Ownership, Insider Trading Policy, Anti-Hedging Trading Policies and Equity Grant Timing Practices

We believe that our NEOs should have a meaningful ownership stake in Tapestry in order to further align the interests of management and stockholders. Under our Stock Ownership Policy, each NEO is required to hold Company stock with a value at least equal to the multiple of his or her base salary set forth below.

Title	Multiple of Salary
Chief Executive Officer	5
Tapestry Chief Financial Officer & Chief Operating Officer; CEO and Brand President, Coach	3
Chief Legal Officer and Secretary	2
Chief People Officer	1

Until the required ownership level is met, NEOs are required to retain 50% of net shares vested and options exercised, which is expected to happen within five years of the date an NEO is appointed to his or her position.

Ownership includes the equivalent of after-tax shares owned and shares equivalent of vested, unexercised, in-the-money stock options and unvested RSUs. PRSUs with incomplete performance periods do not count towards ownership. The HR Committee evaluates compliance with this policy annually, as of December 31.

As of the last measurement date (December 31, 2024), all NEOs owned the required number of shares. Under Tapestry's Insider Trading Policy, Tapestry employees and directors are prohibited from trading in Tapestry shares at any time that they are in possession of material non-public information and during certain prescribed blackout periods, typically beginning two weeks prior to the end of each fiscal quarter and ending two days after the public release of our quarterly earnings announcement. Tapestry employees and directors are prohibited from engaging in short sales, buying or selling derivative securities and other similar hedging activities related to Tapestry stock at all times. In addition, with regard to Tapestry's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

We do not grant stock options or similar equity awards in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement, nor do we time the public release of such information based on stock option grant dates. In addition, we do not grant stock options or similar equity awards during periods in which there is material nonpublic information about our Company, including (i) outside a "trading window" established in connection with the public release of earnings information under our Insider Trading Policy or (ii) at any time during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information. These restrictions do not apply to restricted stock, restricted stock units, performance units, or other types of equity awards that do not include an exercise price related to the market price of our common stock on the date of grant.

Impact of Accounting and Tax Treatment

In designing our compensation and benefits programs, the HR Committee reviews and considers the accounting implications of its decisions, including the accounting treatment of amounts awarded or paid to our executives.

Section 162(m) of the Internal Revenue Code (the "IRC") limits the income tax deduction by Tapestry for compensation paid to certain executive officers to $1 million per year. As a result of amendments to Section 162(m) as part of the Tax Cuts and Jobs Act of 2017, Tapestry is generally no longer able to take a deduction for any compensation paid to its current or former NEOs in excess of $1 million, with the exception of compensation pursuant to a binding written agreement in place on November 2, 2017, which can be exempt from the deduction limit if applicable requirements are met.

Other provisions of the IRC can also affect compensation decisions. Section 409A of the IRC, which governs the form and timing of payment of deferred compensation, imposes a 20% additional tax and an interest penalty on the recipient of deferred compensation that does not comply with Section 409A. The HR Committee takes into account the potential implications of Section 409A in determining the form and timing of compensation awarded to our executives and intends to structure any non-qualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

HUMAN RESOURCES COMMITTEE REPORT

The Human Resources Committee of the Board of Directors of Tapestry, Inc. (the "Human Resources Committee"), which performs the functions of a compensation committee, reviewed and discussed the *Compensation Discussion and Analysis* set forth above with management. Based on our reviews and discussion with management, the Human Resources Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the proxy statement for the Annual Meeting and incorporated by reference into our Annual Report on Form 10-K.

Human Resources Committee

John P. Bilbrey, Chair
Darrell Cavens
Kevin Hourican
Pamela Lifford

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COMPENSATION RISK ASSESSMENT

Management periodically reviews and shares with the HR Committee our compensation policies and practices and evaluates the degree to which they may motivate any employee, including our NEOs, to take on inappropriate or excessive risk. We believe that our various compensation programs are aligned to our strategy and objectives, and that they encourage prudent risk-taking to drive performance. As a result of its review and evaluation of our fiscal year 2025 compensation programs, the HR Committee, together with its independent compensation consultant, FW Cook, determined that our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on Tapestry.

Factors evaluated by management and the HR Committee include the overall mix of pay between base salary, annual and long-term incentives, the performance metrics used in each program, the range of performance required to earn a payout under each program and incentive plan components such as maximum payouts, vesting, stock ownership requirements and clawbacks.

Some of the key factors supporting the HR Committee's conclusion that our programs do not drive inappropriate or excessive risk include capped payouts on all of our incentive plans, use of multiple, counter-balancing financial performance criteria in our AIP and Long-Term Incentive Plan, executive and independent director stock ownership and anti-hedging policies, a market-competitive weight on each component of pay, multiple-year vesting for LTI, a variety of performance metrics for PRSUs and an incentive compensation clawback policy.

When the HR Committee and management are developing new or modified compensation programs and selecting performance measures for annual and long-term incentives, risk-taking is considered and affects decisions accordingly.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name & Principal Position	Fiscal Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Joanne Crevoiserat *Chief Executive Officer*	2025	1,400,000	—	6,573,679	3,999,999	5,303,200	63,471	17,340,349
	2024	1,390,385	—	6,323,364	3,999,753	3,654,000	62,711	15,430,213
	2023	1,350,000	—	6,694,692	4,002,498	2,381,400	60,913	14,489,503
Scott Roe *Chief Financial Officer and Chief Operating Officer*	2025	975,000	—	2,465,129	1,499,996	2,308,313	61,311	7,309,749
	2024	965,385	—	2,371,288	1,499,903	1,590,469	78,033	6,505,078
	2023	925,000	—	2,175,777	1,300,807	1,019,813	98,542	5,519,939
Todd Kahn *Chief Executive Officer and Brand President, Coach*	2025	1,000,000	—	1,972,110	1,199,992	2,937,000	85,611	7,194,713
	2024	990,385	—	1,896,988	1,199,925	1,875,000	62,467	6,024,765
	2023	950,000	—	1,673,684	1,000,624	1,240,938	75,913	4,941,159
David Howard *Chief Legal Officer and Secretary*	2025	600,000	—	1,321,692	499,994	795,480	40,736	3,257,902
	2024	595,192	—	1,040,456	499,967	548,100	34,188	2,717,903
	2023	575,000	—	869,454	400,246	355,005	49,791	2,249,496
Denise Kulikowsky[6] *Chief People Officer*	2025	600,000	—	714,454	333,339	795,480	14,911	2,458,184

(1) Salary amounts reflect the actual base salary payments made in fiscal years 2025, 2024 and 2023.

(2) Reflects the aggregate grant date fair value of all stock awards granted in the years shown. The aggregate grant date fair value is the amount that the Company expects to expense for accounting purposes over the award's vesting schedule as of the grant date and does not correspond to the actual value that the NEOs will realize from the award.

To determine the aggregate grant date value of the fiscal year 2025 PRSU under FASB ASC Topic 17, given the relative TSR performance metric, the market value on the grant date is adjusted to reflect the probable outcome of the relative TSR component based on Monte Carlo simulation, determined as of the grant date, which results in a fair value per PRSU under FASB ASC Topic 718 that is 114.3% of the market value of the underlying shares on the grant date.

The grant date fair values for awards granted during fiscal year 2025 were as follows:

- For Ms. Crevoiserat, annual RSUs and PRSUs (assuming target performance for the PRSUs). The annual PRSUs have a grant date fair value of $4,573,694; at the maximum achievement level, the total fair value would be $9,147,388.
- For Mr. Roe, annual RSUs and PRSUs (assuming target performance for the PRSUs). The annual PRSUs have a grant date fair value of $1,715,129; at the maximum achievement level, the total fair value would be $3,430,258.
- For Mr. Kahn, annual RSUs and PRSUs (assuming target performance for the PRSUs). The annual PRSUs have a grant date fair value of $1,372,094; at the maximum achievement level, the total fair value would be $2,744,188.
- For Mr. Howard, annual RSUs and PRSUs (assuming target performance for the PRSUs). The annual PRSUs have a grant date fair value of $571,694; at the maximum achievement level, the total fair value would be $1,143,388.
- For Ms. Kulikowsky, annual RSUs and PRSUs (assuming target performance for the PRSUs). The Annual PRSUs have a grant date fair value of $381,130; at the maximum achievement level, the total fair value would be $762,260.

The amounts for fiscal years 2024 and 2023 are described in the similar sections of our fiscal year 2024 and 2023 proxy statements.

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(3) Reflects the aggregate grant date fair value of all stock options granted in fiscal year 2025. The weighted-average assumptions used in calculating the grant date fair value of option awards are shown in the table below. The applicable weighted average assumptions for fiscal years 2024 and 2023 are described in Note 7, "Share-Based Compensation" of Tapestry's Annual Report on Form 10-K for fiscal year ended June 28, 2025.

	Stock Option
Expected Term (years)	4.9
Expected Volatility	40.9%
Risk-free Interest Rate	3.8%
Dividend Yield	3.5%

(4) Amounts in this column reflect compensation earned under the AIP for the years shown. The amounts for fiscal year 2025 are described in detail in the section titled Compensation Discussion and Analysis—Fiscal Year 2025 Compensation—Annual Incentive Plan. The AIP and the amounts for fiscal years 2024 and 2023 are described in the applicable sections of our 2024 and 2023 proxy statements.

(5) "All Other Compensation" includes the following amounts for the years shown:

Name & Principal Position	Fiscal Year	Company Contributions to Qualified Defined Contribution Plans ($)	Company Contributions to Non-Qualified Defined Contribution Plans ($)	Life Insurance Premiums ($)	Other[a] ($)
Joanne Crevoiserat *Chief Executive Officer*	2025	14,000	46,200	396	2,875
	2024	14,800	46,800	396	715
	2023	12,200	47,800	396	517
Scott Roe *Chief Financial Officer and Chief Operating Officer*	2025	14,000	46,200	396	715
	2024	14,800	43,842	396	18,995
	2023	12,200	46,561	396	39,385
Todd Kahn *Chief Executive Officer and Brand President, Coach*	2025	13,965	46,200	396	25,050
	2024	14,556	46,800	396	715
	2023	12,200	47,800	396	15,517
David Howard *Chief Legal Officer and Secretary*	2025	16,240	19,610	396	4,490
	2024	13,400	14,087	396	6,305
	2023	13,000	26,037	396	10,358
Denise Kulikowsky *Chief People Officer*	2025	13,800	—	396	715

(a) Fiscal year 2025 amounts shown include:

- Long-term disability insurance premium of $715 for Mses. Crevoiserat and Kulikowsky and Messrs. Roe, Kahn and Howard.
- Company matching charitable contributions under the Company's Matching Gift program of $9,030 for Mr. Kahn and $3,775 for Mr. Howard.
- For Ms. Crevoiserat and for Mr. Kahn, the value of personal transportation paid for by Tapestry. During fiscal year 2025, the amount was $2,160 for Ms. Crevoiserat and $15,305 for Mr. Kahn; Ms. Crevoiserat and Mr. Kahn paid all taxes on this benefit.
- The amounts for fiscal years 2024 and 2023 are described in the applicable sections of our 2024 and 2023 proxy statements.

(6) Ms. Kulikowsky was not a Named Executive Officer in fiscal years 2024 and 2023.

Grants of Plan-based Awards

Name & Principal Position	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards[3] ($/Share)	Closing Market Price on Grant Date ($/share)	Grant Date Fair Value of Stock and Option Awards[4] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Joanne Crevoiserat *Chief Executive Officer*	Annual incentive		840,000	2,800,000	5,600,000								
	Annual stock option grant	8/19/2024								331,675	40.58	40.58	3,999,999
	Annual RSU grant	8/19/2024							49,285			40.58	1,999,985
	Annual Performance RSU grant	8/19/2024				29,571	98,571	197,142				40.58	4,573,694
Scott Roe *Chief Financial Officer and Chief Operating Officer*	Annual incentive		365,625	1,218,750	2,437,500								
	Annual stock option grant	8/19/2024								124,378	40.58	40.58	1,499,996
	Annual RSU grant	8/19/2024							18,482			40.58	750,000
	Annual Performance RSU grant	8/19/2024				11,089	36,964	73,928				40.58	1,715,129
Todd Kahn *Chief Executive Officer and Brand President, Coach*	Annual incentive		450,000	1,500,000	3,000,000								
	Annual stock option grant	8/19/2024								99,502	40.58	40.58	1,199,992
	Annual RSU grant	8/19/2024							14,786			40.58	600,016
	Annual Performance RSU grant	8/19/2024				8,871	29,571	59,142				40.58	1,372,094
David Howard *Chief Legal Officer and Secretary*	Annual incentive		126,000	420,000	840,000								
	Annual stock option grant	8/19/2024								41,459	40.58	40.58	499,994
	Annual RSU grant	8/19/2024							12,321			40.58	499,985
	Special RSU Grant	8/19/2024							6,161			40.58	250,013
	Annual Performance RSU grant	8/19/2024				3,696	12,321	24,642				40.58	571,694
Denise Kulikowsky *Chief People Officer*	Annual incentive		126,000	420,000	840,000								
	Annual stock option grant	8/19/2024								27,640	40.58	40.58	333,339
	Annual RSU grant	8/19/2024							8,214			40.58	333,324
	Annual Performance RSU grant	8/19/2024				2,464	8,214	16,428				40.58	381,130

(1) These columns represent the range of possible cash payouts for fiscal year 2025 associated with established levels of performance under the AIP. If performance falls below the pre-established thresholds, the payout is $0. Amounts actually earned are displayed in the Summary Compensation Table. For details, please see the section titled Compensation Discussion and Analysis—Fiscal Year 2025 Compensation—Annual Incentive Plan.

(2) These columns represent the range of possible share payouts associated with pre-established levels of performance for PRSUs granted in fiscal year 2025. If performance falls below the pre-established thresholds, no shares will be earned or distributed. These awards are described in the section titled Compensation Discussion and Analysis—Fiscal Year 2025 Compensation—Long Term Incentive Plan.

(3) The exercise price for stock option grants is the closing stock price on the date of grant.

(4) The amounts reported represent the grant date fair value of all stock and option awards granted to NEOs in fiscal year 2025. For RSU grants, the grant date fair value is calculated using the closing price of Tapestry common stock on the grant date and for stock options, the grant date fair value is calculated using the Black-Scholes value as of the grant date. For the PRSU grants, under FASB ASC Topic 17 and given the relative TSR performance metric, the market value on the grant date is adjusted to reflect the probable outcome of the relative TSR component based on Monte Carlo simulation, determined as of the grant date, which results in a fair value per PRSU under FASB ASC Topic 718 that is 114.3% of the market value of the underlying shares on the grant date. The weighted average assumptions used in calculating the grant date fair value of these stock option awards are described in a footnote 3 to the Summary Compensation Table. Annual stock options and annual RSUs vest 25% per year over four years; annual PRSUs vest 100% after completion of the three-year performance period.

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Outstanding Equity Awards at Fiscal Year-end 2025

Name & Principal Position	Option Awards					Stock Awards				
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Grant Date	Option Exercise Price ($/share)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Restricted Stock Unit Grant Date	Market Value of Shares or Units of Stock that Have Not Vested[a] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested[b] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested[a] ($)
Joanne Crevoiserat *Chief Executive Officer*	224,081[1]	—	8/19/2019	20.97	8/19/2029					
	121,166[1]	—	8/17/2020	15.83	8/17/2030					
	141,535[1]	—	11/2/2020	23.63	11/2/2030					
	171,858[1]	57,286[1]	8/23/2021	42.31	8/23/2031					
	166,736[1]	166,736[1]	8/22/2022	35.41	8/22/2032					
	95,165[1]	285,492[1]	8/21/2023	33.81	8/21/2033					
	—	331,675[1]	8/19/2024	40.58	8/19/2034					
						10,641[c]	8/23/2021	926,904		
						30,957[c]	8/22/2022	2,696,628		
						47,083[c]	8/21/2023	4,101,369		
						50,391[c]	8/19/2024	4,389,601		
							8/22/2022		146,488[f]	12,760,576
							8/21/2023		251,109[g]	21,874,107
							8/19/2024		201,568[g]	17,558,583
Scott Roe *Chief Financial Officer and Chief Operating Officer*	57,541[1]	—	6/1/2021	44.97	6/1/2031					
	—	54,188[1]	8/22/2022	35.41	8/22/2032					
	—	107,059[1]	8/21/2023	33.81	8/21/2033					
	—	124,378[1]	8/19/2024	40.58	8/19/2034					
						10,061[c]	8/22/2022	876,401		
						17,657[c]	8/21/2023	1,538,059		
						18,897[c]	8/19/2024	1,646,112		
							8/22/2022		47,609[f]	4,147,227
							8/21/2023		94,167[g]	8,202,882
							8/19/2024		75,588[g]	6,584,446
Todd Kahn *Chief Executive Officer and Brand President, Coach*	55,423[1]	—	8/16/2018	51.38	8/16/2028					
	90,874[1]	—	8/17/2020	15.83	8/17/2030					
	42,965[1]	14,321[1]	8/23/2021	42.31	8/23/2031					
	41,684[1]	41,684[1]	8/22/2022	35.41	8/22/2032					
	28,550[1]	85,647[1]	8/21/2023	33.81	8/21/2033					
	—	99,502[1]	8/19/2024	40.58	8/19/2034					
						2,660[c]	8/23/2021	231,677		
						7,740[c]	8/22/2022	674,223		
						14,125[c]	8/21/2023	1,230,392		
						15,118[c]	8/19/2024	1,316,925		
							8/22/2022		36,623[f]	3,190,200
							8/21/2023		75,332[g]	6,562,158
							8/19/2024		60,470[g]	5,267,521

	Option Awards					Stock Awards				
Name & Principal Position	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Grant Date	Option Exercise Price ($/share)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Restricted Stock Unit Grant Date	Market Value of Shares or Units of Stock that Have Not Vested[a] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested[b] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested[a] ($)
David Howard *Chief Legal Officer and Secretary*	—	5,370[1]	8/23/2021	42.31	8/23/2031					
	—	16,673[1]	8/22/2022	35.41	8/22/2032					
	—	35,686[1]	8/21/2023	33.81	8/21/2033					
	—	41,459[1]	8/19/2024	40.58	8/19/2034					
						1,995[c]	8/23/2021	173,742		
						6,192[c]	8/22/2022	539,382		
						11,771[c]	8/21/2023	1,025,344		
						6,299[d]	8/19/2024	548,734		
						12,598[c]	8/19/2024	1,097,378		
							8/22/2022		14,649[f]	1,276,035
							8/21/2023		31,390[g]	2,734,355
							8/19/2024		25,195[g]	2,194,756
Denise Kulikowsky *Chief People Officer*	8,259[2]	24,777[2]	11/1/2023	26.59	11/1/2033					
	—	27,640[1]	8/19/2024	40.58	8/19/2034					
						7,393[e]	11/1/2023	643,989		
						8,398[c]	8/19/2024	731,585		
							11/1/2023		19,715[h]	1,717,393
							8/19/2024		16,797[g]	1,463,171

(1) Annual Stock Option grant: vests 25% each year beginning one year from date of grant.

(2) Annual Stock Option grant awarded upon hire for Ms. Kulikowsky and vests 25% each year beginning one year from the date of grant.

(a) The market value of stock awards is the number of shares shown in the table multiplied by $87.11, the closing price per share of our common stock on June 27, 2025.

(b) This column displays the number of shares that may be earned subject to expected performance conditions at the end of the relevant performance period. Please see Compensation Discussion and Analysis—Fiscal Year 2025 Compensation—Long Term Incentive Plan for details.

(c) Annual RSU grant: vests 25% each year beginning one year from date of grant.

(d) Special RSU grant awarded for Mr. Howard and vests 100% two years from date of grant.

(e) Annual RSU grant awarded upon hire for Ms. Kulikowsky and vests 25% each year beginning one year from date of grant.

(f) Annual PRSU grant: subject to a three-year performance period, may vest 100% three years from date of grant. As of June 28, 2025, performance period for two measures was complete, and as of August 22, 2025, the third measure was complete. 118.3% of target shares vested on August 22, 2025. Shares and market values shown reflect actual performance achieved.

(g) Annual PRSU grant: subject to a three-year performance period, may vest 100% three years from date of grant. As of June 28, 2025, performance period was incomplete. Shares and market values shown assume maximum performance.

(h) Annual PRSU grant awarded upon hire for Ms. Kulikowsky: subject to a three-year performance period, may vest 100% three years from date of grant. As of June 28, 2025, performance period was incomplete. Shares and market values shown assume maximum performance.

tapestry

2025 Option Exercises and Stock Vested

Name & Principal Position	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Joanne Crevoiserat *Chief Executive Officer*	—	—	142,257	5,887,278
Scott Roe *Chief Financial Officer and Chief Operating Officer*	89,877	4,654,900	46,557	2,055,757
Todd Kahn *Chief Executive Officer and Brand President, Coach*	389,307	11,099,460	41,547	1,714,098
David Howard *Chief Legal Officer and Secretary*	44,682	955,056	26,362	1,080,820
Denise Kulikowsky *Chief People Officer*	—	—	2,430	114,137

(1) 72,625 shares were withheld to cover the taxes related to the vesting of Ms. Crevoiserat's RSUs and PRSUs; 22,632 shares were withheld to cover the taxes related to Mr. Roe's RSUs and PRSUs; 19,504 shares were withheld to cover the taxes related to the vesting of Mr. Kahn's RSUs and PRSUs; 14,581 shares were withheld to cover the taxes related to the vesting of Mr. Howard's RSUs and PRSUs; 877 shares were withheld to cover the taxes related to the vesting of Ms. Kulikowsky's RSUs.

(2) Represents the product of the number of shares vested and the market value of Tapestry, Inc.'s common stock on the vesting date.

2025 Non-Qualified Deferred Compensation

Name & Principal Position	Non-Qualified Plan	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[4] ($)
Joanne Crevoiserat	EDCP	670,320	46,200	321,227	—	3,389,568
Chief Executive Officer	SRP	—	—	—	—	—
Scott Roe	EDCP	260,081	46,200	232,458	—	2,458,561
Chief Financial Officer and Chief Operating Officer	SRP	—	—	—	—	—
Todd Kahn	EDCP	220,590	46,200	162,758	—	1,620,574
Chief Executive Officer and Brand President, Coach	SRP	—	—	5,256	—	126,624
David Howard	EDCP	41,864	19,610	34,082	—	329,280
Chief Legal Officer and Secretary	SRP	—	—	2,385	—	19,816
Denise Kulikowsky	EDCP	—	—	0	—	—
Chief People Officer	SRP	—	—	—	—	—

(1) Amounts shown represent elective salary and AIP deferrals made by NEOs into the Tapestry, Inc. Executive Deferred Compensation Plan ("EDCP") in fiscal year 2025.

(2) In fiscal year 2025, Tapestry made matching contributions to the accounts of employees who participated in the EDCP (including our NEOs) during the 2024 plan year. The matching formula is 100% of up to 3% of up to $2 million in salary and AIP deferred in the previous plan year, less the maximum match available in the qualified 401(k) Savings Plan, as described in the *Other Compensation and Benefits Elements* section. All contributions shown are also reported as compensation for fiscal year 2025 in the *Summary Compensation Table*.

(3) Amounts shown represent total investment earnings (losses) under the EDCP and the Supplemental Retirement Plan ("SRP"). Both plans are funded non-tax qualified plans in which participants select investment options as frequently as desired based on substantially similar mutual funds available to participants in the 401(k) Savings Plan. The value of each mutual fund varies daily based on stock market conditions. The SRP is frozen and there have been no contributions to the plan since December 31, 2015.

(4) Includes Executive Contributions, Registrant Contributions and Aggregate Earnings earned in the last fiscal year for each plan as applicable. Vested account balances are distributed six months after a participant's termination. Under the EDCP, the deferred amounts and company match reported as compensation in the *Summary Compensation Table* were:

- For Ms. Crevoiserat, $420,940 for fiscal year 2023 ($47,800 of which represented company match), $551,239 for fiscal year 2024 ($46,800 of which represented company match), and $716,520 for fiscal year 2025 ($46,200 of which represented company match).

- For Mr. Roe, $329,264 for fiscal year 2023 ($46,561 of which represented company match), $231,850 for fiscal year 2024 ($43,842 of which represented company match), and $306,281 for fiscal year 2025 ($46,200 of which represented company match).

- For Mr. Kahn, $150,756 for fiscal year 2023 ($47,800 of which represented company match), $132,762 for fiscal year 2024 ($46,800 of which represented company match), and $266,790 for fiscal year 2025 ($46,200 of which represented company match).

- For Mr. Howard, $53,937 for fiscal year 2023 ($26,037 of which represented company match), $48,386 for fiscal year 2024 ($14,087 of which represented company match), and $61,474 for fiscal year 2025 ($19,610 of which represented company match).

- Ms. Kulikowsky has not participated in the EDCP.

Employment Agreements and Compensatory Arrangements

Mses. Crevoiserat and Kulikowsky and Messrs. Howard, Kahn and Roe

Mses. Crevoiserat and Kulikowsky and Messrs. Howard, Kahn and Roe are not subject to fixed term employment contracts. However, each agreed to employment offer letters with the Company upon the commencement of their employment and various supplemental letter agreements entered into, as applicable.

Each of Mses. Crevoiserat and Kulikowsky and Messrs. Howard, Kahn and Roe are required to provide the Company with six months' advance written notice of his or her intent to terminate employment with Tapestry. Under the terms of each letter agreement, failure of the executive to comply with this notice provision results in the Company being entitled to an immediate injunction prohibiting him or her from commencing employment elsewhere for the length of the required notice and being entitled to claw back any cash incentive paid within 180 days of his or her last day of employment, the forfeiture of any unpaid cash incentive or unvested RSU or stock option or vested stock option as of his or her last day of employment and the ability to claw back any Financial Gain (as defined in each equity award grant agreement) realized from the vesting of any equity award within the 12 months preceding his or her last day of employment with Tapestry.

Ms. Crevoiserat's and Mr. Roe's letter agreements each provide that upon their voluntary resignation from the Company after attaining age 62 with not less than five (5) completed years of service with the Company, they will receive retirement treatment under their annual equity award agreements. All other executives are subject to the standard retirement requirements discussed below under *Treatment of Long-Term Incentives Upon Termination or Change in Control*. Mr. Kahn is currently eligible for retirement treatment. See *Treatment of Long-Term Incentives Upon Termination or Change in Control* for a summary of such treatment.

Each of Ms. Kulikowsky and Messrs. Roe and Kahn's letter agreements provide for 12 months of base salary and health benefits continuation under the Severance Pay Plan for Vice Presidents and Above (the "Severance Pay Plan") in the event he or she is terminated without "Cause" or, for Mr. Roe, if he resigns for "Good Reason." Mr. Howard's agreement provides for severance for the greater of 10 months or the amount he is eligible to receive under the Severance Pay Plan, as well as AIP payment for any completed fiscal year that has not been paid in the event he is terminated without "Cause." Ms. Crevoiserat's agreement provides for 24 months of base salary and benefits continuation, as well as pro-rated AIP payment for in process fiscal years and AIP payment for any completed fiscal year, both based on actual performance, in the event she is terminated without "Cause" or resigns for "Good Reason."

Under each of the executive's letter agreements, "Cause" is defined as (i) violation of Tapestry's employee guide or written policies and procedures, (ii) violation of any of the Company's policies regarding sexual harassment and misconduct, (iii) indictment, conviction of, or plea of guilty or no contest to a felony or crime of moral turpitude, (iv) willful or grossly negligent breach of duties, (v) any act of fraud, embezzlement or other similar dishonest conduct, (vi) any act or omission that Tapestry determines could have a material adverse effect on Tapestry, (vii) failure to follow the lawful directives of his or her supervisor, (viii) breach of his or her letter agreement or other written agreement with Tapestry or any of its affiliates; or (ix) breach of certain representations.

Under Mr. Roe's letter agreement, "Good Reason" is defined as Mr. Roe ceasing to be the Company's Chief Financial Officer (principal financial officer) without his consent, subject to certain notice and cure periods described in the letter agreement.

The Company has also adopted the Tapestry, Inc. Special Severance Plan (the "Special Severance Plan"), which is intended to provide benefits to designated employees of the Company who are members of a select group of management or highly compensated employees (as determined in accordance with Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA) in the event their employment is terminated by the Company without cause or by the participant for good reason, each as set forth in the plan upon or within 24 months following a Change in Control (a "Qualifying Termination"). In the event of a Qualifying Termination, the Company shall provide the participants under the Special Severance Plan with severance payment amounts equal to the sum of such participant's Base Salary plus Bonus (each as defined in the Special Severance Plan) multiplied by a certain severance multiple applicable to each participant depending on position, pro-rated bonus based on actual performance, in addition to COBRA and accelerated vesting of unvested awards granted on or after the adoption of the plan. Under the Special Severance Plan, Ms. Crevoiserat is entitled to a multiple of 2.5 times; all other NEOs are entitled to severance multiples of 1.5 times.

Please refer to *Treatment of Long-Term Incentives Upon Termination or Change in Control* below for a discussion of the impact of a termination on annual stock options, PRSUs and RSUs.

Treatment of Long-Term Incentives Upon Termination or Change in Control

In general, the annual stock option, PRSU and RSU grants made to our NEOs and outstanding as of the end of fiscal year 2025 are treated as indicated below in the event of termination or change-in-control. The HR Committee retains discretion to modify the terms of any agreement in certain situations.

Reason for Termination	Treatment of Unvested Awards
Voluntary (including a resignation without "Good Reason," as defined above under *Employment Agreements and Compensatory Arrangements*)	Unvested awards forfeit. Vested stock options remain exercisable for 90 days.
Retirement (departure from the Company, other than for cause, if employee has attained age 65 and five years of service or age 55 and ten years of service with the Company; or other contractually negotiated retirement requirements)	Unvested awards remain outstanding and become vested according to their original schedule, subject to compliance with the restrictive covenants through the last vesting date. The number of PRSUs that vest is based on actual company performance. Vested options continue to be exercisable for the remainder of the ten-year term.
Severance Event (including resignation with "Good Reason" or termination without "Cause," as defined above under *Employment Agreements and Compensatory Arrangements*)	Unvested awards vest pro-rata as of the employee's termination date. The number of PRSUs that ultimately vest will be based on actual performance relative to the pre-established targets. Exercisability of vested stock options continues for the 90 days following termination date.
Death or Long-Term Disability	Vesting of unvested awards and target PRSUs is accelerated. The estate (or the executive) may exercise stock options for five years.
Termination upon a Change-in-Control	Vesting of unvested awards is accelerated (at target performance for PRSUs if prior to completion of performance period).
Cause (as defined above under *Employment Agreements and Compensatory Arrangements*)	Vested and unvested stock options and unvested RSUs and PRSUs forfeit, and financial gains realized in the twelve months prior to termination must be repaid.
Change-in-Control without termination	Outstanding awards shall continue vesting as scheduled assuming continued employment, or an equivalent award shall be substituted by the successor corporation. PRSUs shall be deemed earned at target performance if Change-in-Control is prior to end of performance period.

tapestry

Potential Payments Upon Termination or Change in Control

The tables below reflect the amount of compensation that would have been owed to each of our NEOs in the event of employment termination, including due to a change in control, on June 28, 2025. The tables include amounts earned through June 28, 2025, as well as estimates of the amounts which would have been paid to such NEOs following that date. The actual amounts to be paid out can only be determined at the time of an NEO's termination.

Regardless of the reason for an NEO's termination of employment, an NEO may be entitled to receive amounts earned during the term of employment. Such amounts include:

- any vested balance in our qualified and non-qualified retirement plans;
- the ability to convert life insurance at the NEO's own expense;
- the ability to exercise vested stock options for a defined period of time.

In the event an NEO dies or is terminated due to disability, such NEO or beneficiary would receive benefits under our broad-based life insurance or long-term disability plan, as appropriate.

The amounts of compensation due upon various termination situations reflect the specific employment terms and conditions for each executive as described under *Employment Agreements and Compensatory Arrangements*, and were calculated using the following assumptions:

- LTI amounts reflect the intrinsic value of unvested stock options, RSUs and PRSUs whose vesting would be pro-rated, accelerated or continued due to the termination, assuming a closing price of our common stock on June 27, 2025 of $87.11 the last trading day before the assumed termination date. For termination reasons in which the value of PRSUs earned depends on satisfaction of the performance criteria, the FY23-25 PRSUs reflect actual performance of 118.3% of target, as certified by the HR Committee in August 2025, and 100% of target for in-cycle awards.
- The HR Committee does not exercise its discretion to pro rata vest, increase or decrease any equity awards.
- The values shown for continuation of benefits and perquisites reflect our cost for each program as of June 28, 2025. These costs may change annually.
- The "Total" row represents the sum of all estimated payments in the column.

JOANNE CREVOISERAT

Incremental Benefits Due to Termination Event	Termination by Board with Cause ($)	Resignation by the Executive without Good Reason[1] ($)	Termination by the Board without Cause ($)	Resignation by the Executive with Good Reason ($)	Termination due to Change-in-Control ($)	Termination due to Executive's Death or Disability ($)	Termination due to Executive's Retirement[2] ($)
TOTAL	3,722,246	3,722,246	57,878,256	57,878,256	106,010,505	95,453,094	—
Salary Continuation	—	—	2,800,000	2,800,000	3,500,000	—	—
Benefit and Perquisite Continuation	—	—	45,928	45,928	57,410	—	—
Short Term Incentive	—	—	5,303,200	5,303,200	12,303,200	5,303,200	—
Annual Long Term Incentives:							
Unvested Stock Options	—	—	18,967,619	18,967,619	41,836,225	41,836,225	—
Unvested Restricted Stock Units	—	—	5,653,704	5,653,704	12,114,502	12,114,502	—
Unvested Performance Restricted Stock Units	—	—	21,385,559	21,385,559	32,476,921	32,476,921	—
Retirement Plan Distribution[3]	3,722,246	3,722,246	3,722,246	3,722,246	3,722,246	3,722,246	—

(1) Pursuant to Ms. Crevoiserat's employment offer letter with the Company, Ms. Crevoiserat may receive, based on the sole discretion of the Company, total compensation of up to $2,800,000, equal to 24 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 24-month period following her separation from the Company.

(2) Ms. Crevoiserat was not eligible to retire as of June 28, 2025.

(3) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

SCOTT ROE

Incremental Benefits Due to Termination Event	Termination by Board with Cause ($)	Resignation by the Executive without Good Reason[1] ($)	Termination by the Board without Cause ($)	Resignation by the Executive with Good Reason ($)	Termination due to Change-in-Control ($)	Termination due to Executive's Death or Disability ($)	Termination due to Executive's Retirement[2] ($)
TOTAL	2,667,463	2,667,463	18,656,813	18,656,813	38,209,007	34,872,312	—
Salary Continuation	—	—	975,000	975,000	1,462,500	—	—
Benefit and Perquisite Continuation	—	—	30,714	30,714	46,070	—	—
Short Term Incentive	—	—	—	—	4,136,438	2,308,313	—
Annual Long Term Incentives:							
Unvested Stock Options	—	—	5,880,176	5,880,176	14,295,073	14,295,073	—
Unvested Restricted Stock Units	—	—	1,689,824	1,689,824	4,060,572	4,060,572	—
Unvested Performance Restricted Stock Units	—	—	7,413,636	7,413,636	11,540,891	11,540,891	—
Retirement Plan Distribution[3]	2,667,463	2,667,463	2,667,463	2,667,463	2,667,463	2,667,463	—

(1) Pursuant to Mr. Roe's employment offer letter with the Company, Mr. Roe may receive, based on the sole discretion of the Company, total compensation of up to $975,000, equal to 12 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 12-month period following his separation from the Company.

(2) Mr. Roe was not eligible to retire as of June 28, 2025.

(3) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

TODD KAHN

Incremental Benefits Due to Termination Event	Termination by Board with Cause ($)	Resignation by the Executive without Good Reason[1] ($)	Termination by the Board without Cause ($)	Resignation by the Executive with Good Reason[2] ($)	Termination due to Change-in-Control ($)	Termination due to Executive's Death or Disability ($)	Termination due to Executive's Retirement[3] ($)
TOTAL	**2,796,336**	**2,796,336**	**28,205,604**	**—**	**34,062,520**	**30,283,048**	**30,283,048**
Salary Continuation	—	—	1,000,000	—	1,500,000	—	—
Benefit and Perquisite Continuation	—	—	19,648	—	29,472	—	—
Short Term Incentive	—	—	—	—	5,187,000	2,937,000	2,937,000
Annual Long Term Incentives:							
Unvested Stock Options	—	—	11,991,457	—	11,991,457	11,991,457	11,991,457
Unvested Restricted Stock Units	—	—	3,453,217	—	3,453,217	3,453,217	3,453,217
Unvested Performance Restricted Stock Units	—	—	8,944,947	—	9,105,039	9,105,039	9,105,039
Retirement Plan Distribution[4]	2,796,336	2,796,336	2,796,336	—	2,796,336	2,796,336	2,796,336

(1) Pursuant to Mr. Kahn's employment offer letter with the Company, Mr. Kahn may receive, based on the sole discretion of the Company, total compensation of up to $1,000,000, equal to 12 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 12-month period following his separation from the Company.

(2) Mr. Kahn is not able to resign for Good Reason under the terms of his offer letter.

(3) Mr. Kahn was eligible to retire as of June 28, 2025.

(4) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

DAVID HOWARD

Incremental Benefits Due to Termination Event	Termination by Board with Cause ($)	Resignation by the Executive without Good Reason[1] ($)	Termination by the Board without Cause ($)	Resignation by the Executive with Good Reason[2] ($)	Termination due to Change-in-Control ($)	Termination due to Executive's Death or Disability ($)	Termination due to Executive's Retirement[3] ($)
TOTAL	**996,362**	**996,362**	**8,411,103**	**—**	**15,398,666**	**13,850,733**	**—**
Salary Continuation	—	—	600,000	—	900,000	—	—
Benefit and Perquisite Continuation	—	—	11,956	—	17,934	—	—
Short Term Incentive	—	—	795,480	—	1,425,480	795,480	—
Annual Long Term Incentives:							
Unvested Stock Options	—	—	2,140,210	—	4,933,721	4,933,721	—
Unvested Restricted Stock Units	—	—	1,496,909	—	3,384,580	3,384,580	—
Unvested Performance Restricted Stock Units	—	—	2,370,187	—	3,740,591	3,740,591	—
Retirement Plan Distribution[4]	996,362	996,362	996,362	—	996,362	996,362	—

(1) Pursuant to Mr. Howard's employment offer letter with the Company, Mr. Howard may receive, based on the sole discretion of the Company, total compensation of up to $600,000, equal to 12 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 12-month period following his separation from the Company.

(2) Mr. Howard is not able to resign for Good Reason under the terms of his offer letter.

(3) Mr. Howard was not eligible to retire as of June 28, 2025.

(4) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

DENISE KULIKOWSKY

Incremental Benefits Due to Termination Event	Termination by Board with Cause ($)	Resignation by the Executive without Good Reason[1] ($)	Termination by the Board without Cause ($)	Resignation by the Executive with Good Reason[2] ($)	Termination due to Change-in-Control ($)	Termination due to Executive's Death or Disability ($)	Termination due to Executive's Retirement[3] ($)
TOTAL	**77,187**	**77,187**	**2,702,629**	**—**	**9,046,464**	**7,482,811**	**—**
Salary Continuation	—	—	600,000	—	900,000	—	—
Benefit and Perquisite Continuation	—	—	22,435	—	33,653	—	—
Short Term Incentive	—	—	—	—	1,425,480	795,480	—
Annual Long Term Incentives:							
Unvested Stock Options	—	—	896,472	—	2,785,593	2,785,593	—
Unvested Restricted Stock Units	—	—	423,408	—	1,375,574	1,375,574	—
Unvested Performance Restricted Stock Units	—	—	683,126	—	2,448,977	2,448,977	—
Retirement Plan Distribution[4]	77,187	77,187	77,187	—	77,187	77,187	—

(1) Pursuant to Ms. Kulikowsky's employment offer letter with the Company, Ms. Kulikowsky may receive, based on the sole discretion of the Company, total compensation of up to $600,000, equal to 12 months' salary, in exchange for enforcement of the non-competition provisions of such offer letter for up to the 12-month period following her separation from the Company.

(2) Ms. Kulikowsky is not able to resign for Good Reason under the terms of her offer letter.

(3) Ms. Kulikowsky was not eligible to retire as of June 28, 2025.

(4) All retirement plan contributions are fully vested, providing employees with immediate and irrevocable ownership of the funds allocated to their accounts.

tapestry

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), the following information explains the relationship of the annual total compensation of our median employee to the annualized total compensation of Ms. Crevoiserat, our CEO at the end of fiscal year 2025. We used the same median employee as was identified for fiscal year 2024 because we believe there have been no changes to our employee population or compensation arrangements that would significantly impact our pay ratio disclosure.

We determined the following in compliance with the requirements set forth in Item 402(u) of Regulation S-K:

- The total fiscal year 2025 compensation of our median employee was $26,657;

- The total fiscal year 2025 compensation of Ms. Crevoiserat was $17,340,349; and

- The ratio of the median employee's pay to that of Ms. Crevoiserat was 1 to 651.

Ms. Crevoiserat's compensation as reported in the *Summary Compensation Table* was used for purposes of calculating the ratio. For purposes of the pay ratio, both the CEO's and median employee's annual total compensation were calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Our median employee is a full-time sales associate working in a retail store in Asia. To identify the median employee, we used the following methodology in fiscal year 2024, consistent with SEC regulations:

- We selected June 1, 2024 as the determination date, one month before the end of our fiscal year 2024.

- At that time, we prepared a file of our consolidated global payroll records. As of the determination date, our analysis included approximately 20,100 employees working in 27 countries. This figure represented all our employees globally.

- We utilized actual base salary paid in fiscal year 2024 from our payroll records as our consistently applied compensation measure to identify the median employee. We converted compensation for employees paid in currencies other than the U.S. dollar into U.S. dollars based on exchange rates as of the end of fiscal year 2024.

- We examined a small group of employees for whom actual base salary was clustered within a few dollars around the median. From this group we selected an individual we determined to be reasonably representative of our median employee.

Pay versus Performance

The following table sets forth the relationship between executive compensation actually paid and the financial performance of the Company in accordance with SEC rules. It includes compensation for our Chief Executive Officer, or PEO (Ms. Crevoiserat), our former Chief Executive Officer, or PEO (Mr. Zeitlin) for fiscal year 2021, and average compensation for our NEOs other than our PEOs, or the non-PEO NEOs. The dollar amounts shown as compensation actually paid do not reflect the actual amounts realized by our executives during the applicable year.

The financial performance measures used are the Company's TSR, the peer group TSR (as disclosed under Item 201(e) of Regulation S-K), and the Company's GAAP Net Income (as reported in our Annual Report on Form 10-K), each of which are required financial performance measures under the SEC rules. The SEC rules also require an issuer to select its most important other financial performance measure that is used to link CAP to the Company's performance, which is Net Sales, as reflected in the SEC-required table below.

The HR Committee does not use CAP as a basis for making compensation decisions. For a discussion of how our HR Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis beginning on page 35 of this Proxy Statement.

Fiscal Year	Summary Compensation Table Total for Ms. Crevoiserat ($)(1)	Summary Compensation Table Total for Mr. Zeitlin ($)(1)	Compensation Actually Paid to Ms. Crevoiserat(1)(2)	Compensation Actually Paid to Mr. Zeitlin(1)(2)	Average Summary Compensation Table Total for Non-PEO NEOs(1)	Average Compensation Actually Paid to Non-PEO NEOs(1)(2)	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return(3)	Peer Group Total Shareholder Return(3)	GAAP Net Income (millions)	Net Sales (millions)
2025	$17,340,349	NA	$77,657,770	NA	$5,055,137	$17,746,944	$780	$101	$183	$7,011
2024	$15,430,213	NA	$16,312,370	NA	$4,565,986	$ 4,968,207	$374	$101	$816	$6,671
2023	$14,489,503	NA	$21,941,536	NA	$3,867,451	$ 5,632,476	$361	$115	$936	$6,661
2022	$13,739,426	NA	$ 8,274,188	NA	$4,287,976	$ 2,782,806	$252	$123	$856	$6,685
2021	$12,548,591	$90,078	$32,598,067	$4,088,619	$3,713,352	$ 9,037,986	$340	$200	$834	$5,746

(1) The following individuals are our Named Executive Officers for each fiscal year:

Fiscal Year	PEO(s)	Non-PEO NEOs
2025	Joanne Crevoiserat	Scott Roe, Todd Kahn, David Howard, and Denise Kulikowsky
2024	Joanne Crevoiserat	Scott Roe, Todd Kahn, Liz Fraser, and David Howard
2023	Joanne Crevoiserat	Scott Roe, Todd Kahn, Liz Fraser, and David Howard
2022	Joanne Crevoiserat	Scott Roe, Todd Kahn, Tom Glaser, and Liz Fraser
2021	Joanne Crevoiserat, Jide Zeitlin	Scott Roe, Todd Kahn, Tom Glaser, Liz Fraser, and Andrea Resnick

(2) Compensation actually paid to our NEOs represents the "Total" compensation reported in the Summary Compensation Table *for the applicable fiscal year, adjusted as follows for fiscal year 2025. For all prior year adjustments, refer to the 2023 and 2024 Proxy Statements.*

	FY 2025 PEO – Ms. Crevoiserat	FY 2025 Avg. non-PEO NEO
Summary Compensation table total for applicable year.	17,340,349	5,055,137
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the Summary Compensation table for the applicable year.	(10,573,678)	(2,501,677)

	FY 2025	
	PEO – Ms. Crevoiserat	**Avg. non-PEO NEO**
Increase based on ASC Topic 718 fair value of Awards granted during applicable year that remain unvested as of applicable year end, determined as of applicable year end. RSU values include RSUs attributable to reinvested dividend equivalents.	32,866,917	7,623,884
Increase based on ASC 718 Fair Value of Awards granted during Applicable FY that Vested during Applicable FY, determined as of Vesting Date.	—	—

	FY 2025	
	PEO – Ms. Crevoiserat	**Avg. non-PEO NEO**
Increase/deduction for Awards granted in prior years that were outstanding and unvested as of applicable year end, determined based on change in ASC Topic 718 fair value from the prior year end to the applicable year end.	38,591,765	7,571,224
Increase/deduction for Awards granted in prior years that vested during the applicable year, determined based on change in ASC Topic 718 fair value from the prior year end to the vesting date.	(567,583)	(1,624)
Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year.	—	—
Compensation Actually Paid	77,657,770	17,746,944

(3) TSR is cumulative for the measurement periods beginning on June 27, 2020 and ending on July 3, 2021, July 2, 2022, July 1, 2023, June 29, 2024, and June 28, 2025, calculated in accordance with Item 201(e) of Regulation S-K. The Peer Group TSR column represents the S&P Composite 1500 Apparel, Accessories & Luxury Goods Index, which is the industry specific index included in Part II, Item 5 of our Annual Report on Form 10-K for the fiscal year ended June 28, 2025.

Pay versus Performance Relationship

See the *Compensation Discussion & Analysis* for a description of how the HR Committee assesses the relationship between executive compensation and performance.

The chart below provides a comparison between (i) the TSR of Tapestry and of the S&P Composite 1500 Apparel, Accessories & Luxury Goods Index assuming a fixed $100 initial investment on June 27, 2020 and reinvestment of dividends, and (ii) the compensation actually paid to our PEOs and the average compensation actually paid to our non-PEO NEOs for the fiscal years 2021, 2022, 2023, 2024 and 2025.

Because our TSR outperformed the TSR of our industry index, and because LTI are the most significant element of pay for our PEO and our other NEOs, compensation actually paid is substantially higher than amounts reported in the *Summary Compensation Table* on a cumulative basis for fiscal years 2021, 2022, 2023, 2024, and 2025. While we are extremely pleased with our strong absolute and relative TSR performance over the last five years, we realize that there is no guarantee that our executives will actually realize the amounts reported below as compensation actually paid.





Company TSR and S&P Composite 1500 Apparel, Accessories & Luxury Goods Index TSR vs. Compensation Actually Paid

	FY 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
Tapestry TSR	$100	$ 339.92	$ 251.94	$ 360.87	$ 374.35	$ 779.94
S&P Composite 1500 Apparel, Accessories & Luxury Goods Index	$100	$ 200.09	$ 122.52	$ 115.41	$ 101.21	$ 101.11
PEO Compensation Actually Paid - Zeitlin		$ 4,088,619	NA	NA	NA	NA
PEO Compensation Actually Paid - Crevoiserat		$32,598,067	$8,274,188	$21,941,536	$16,312,370	$77,657,770
Avg non-PEO NEO Compensation Actually Paid		$ 9,037,986	$2,782,806	$ 5,632,476	$ 4,968,207	$17,746,944

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The chart below provides a comparison between (i) Tapestry's GAAP Net Income and (ii) compensation actually paid to our PEOs and average compensation actually paid to our non-PEO NEOs for the fiscal years 2021, 2022, 2023, 2024 and 2025





	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
GAAP Net Income (in millions)	$ 834	$ 856	$ 936	$ 816	$ 183
PEO Compensation Actually Paid - Zeitlin	$ 4,088,619	NA	NA	NA	NA
PEO Compensation Actually Paid - Crevoiserat	$32,598,067	$8,274,188	$21,941,536	$16,312,370	$77,657,770
Avg non-PEO NEO Compensation Actually Paid	$ 9,037,986	$2,782,806	$ 5,632,476	$ 4,968,207	$17,746,944

The chart below provides a comparison between (i) Tapestry's Net Sales and (ii) compensation actually paid to our PEOs and average compensation actually paid to our non-PEO NEOs for the fiscal years 2021, 2022, 2023, 2024 and 2025.



Net Sales vs. Compensation Actually Paid

	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025
Net Sales (in millions)	$ 5,746	$ 6,685	$ 6,661	$ 6,671	$ 7,011
PEO Compensation Actually Paid - Zeitlin	$ 4,088,619	NA	NA	N/A	N/A
PEO Compensation Actually Paid - Crevoiserat	$32,598,067	$8,274,188	$21,941,536	$16,312,370	$77,657,770
Avg non-PEO NEO Compensation Actually Paid	$ 9,037,986	$2,782,806	$ 5,632,476	$ 4,968,207	$17,746,944

Performance Measures

The following performance measures are the most important used by the Company to link executive compensation actually paid to the NEOs to company performance during fiscal year 2025.

Company-selected performance measures
Net Sales
Operating Income
Gross Margin
Return on Invested Capital
Relative Total Shareholder Return

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes information as of June 28, 2025, with respect to the shares of Tapestry common stock that may be issued under our equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants or rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity comp plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	10,837,002[1]	33.97[2]	16,065,922[3]
Equity compensation plans not approved by security holders	—	NA	—
Total	**10,837,002**		**16,065,922**

(1) Includes 4,499,006 RSUs and 1,117,173 PRSUs, which do not have an exercise price. PRSUs with incomplete performance periods assume maximum performance conditions will be satisfied.

(2) Includes weighted average exercise price for stock options only.

(3) Includes securities remaining available for future issuance for each of the following plans:

- 2018 Stock Incentive Plan: 15,778,502
- Employee Stock Purchase Plan: 287,420

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

The Company has not identified any direct or indirect material interests of its directors or executive officers in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K for fiscal year 2025.

Policies and Procedures for Related Person Transactions

Tapestry has instituted written policies and procedures for the review, approval and ratification of "related person" transactions as defined in Item 404 of Regulation S-K under the Exchange Act between the Company and its directors, director nominees, executive officers, greater than 5% beneficial owners and each of their immediate family members, in which any "related person" had, has or will have a "direct or indirect material interest," and which is potentially required to be disclosed pursuant to the Exchange Act.

The policy provides that the GN Committee is responsible for the review and approval or disapproval of related person transactions proposed to be entered into or the ratification of any such transaction which continues on a year-after-year basis. Under the policy, no GN Committee member may participate in any review, consideration or approval of a transaction involving such member or their immediate family or any entity with which such GN Committee member is affiliated.

In reviewing transactions subject to the policy, the GN Committee considers any factors it deems relevant, including (i) whether the transaction is in the ordinary course of business of the Company, (ii) whether the transaction is on terms no less favorable than terms available to an unaffiliated third party, (iii) the related person's interest in the transaction, (iv) the approximate dollar value of the transaction and the related person's interest, (v) the purpose of the transaction, (vi) the disclosure obligations of the Company, (vii) the conflict of interest provisions of the Code and (viii) any other information that may be considered material.

tapestry

OTHER INFORMATION

Communicating with the Board

Tapestry has adopted a policy which permits stockholders and interested parties to contact the Board, with the option to do so anonymously. To report complaints or concerns about Tapestry's accounting, internal accounting controls, auditing or legal matters directly to Tapestry's Board and/or Audit Committee, stockholders may submit a report on Tapestry's Ethics and Compliance Reporting System (https://www.tapestry.ethicspoint.com/) or call 1-800-396-1807, which is manned by an independent service taking confidential messages on behalf of Tapestry. Complaints or concerns relating to Tapestry's accounting, internal accounting controls or auditing matters will be referred to Tapestry's Independent Chair and the Audit Committee Chair. Other relevant legal or ethical concerns will be referred to the Independent Chair of Tapestry's Board, who is also currently the Chair of the GN Committee. The status of all outstanding concerns addressed to the Independent Chair or the Audit Committee Chair will be reported to the Board on at least a quarterly basis. Further information on this policy is available to security holders on Tapestry's website through the Corporate Governance page.

Stockholder Proposals for the 2026 Annual Meeting

Tapestry's Bylaws currently provide that in order for a stockholder or eligible group of stockholders to nominate a candidate for election as a director at an Annual Meeting of Stockholders or for a stockholder to propose business for consideration at such meeting, written notice complying with the requirements set forth in our Bylaws generally must be delivered to the Secretary of Tapestry, at Tapestry's principal executive office, not later than 5:00 p.m., Eastern Time, on the 120th day, and not earlier than the 150th day, prior to the first anniversary of the date of the proxy statement for the preceding year's Annual Meeting of Stockholders. Accordingly, a notice of stockholder nomination or proposal intended to be considered at the 2026 Annual Meeting of Stockholders must contain all the information and certifications required by our Bylaws and be received by the Secretary no earlier than April 29, 2026, and no later than 5:00 p.m., Eastern Time on May 29, 2026. Nominations or proposals should be mailed to Tapestry, Inc., to the attention of Tapestry's Secretary, David Howard, 10 Hudson Yards, New York, New York 10001. Our proxy access bylaw also currently permits a stockholder (or a group of up to 20 stockholders) owning 3% or more of our outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials candidates for election as directors constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in Tapestry's Bylaws. For the 2026 Annual Meeting of Stockholders, notice of a proxy access nomination must be delivered to our Secretary not before April 29, 2026, and no later than 5:00 p.m., Eastern Time on May 29, 2026. A copy of the Bylaws may be obtained from David Howard, Tapestry's Secretary, by written request to the same address.

In addition, if you wish to have your proposal considered for inclusion in Tapestry's 2026 proxy statement, pursuant to Rule 14a-8 of the Exchange Act, we must receive such proposal no later than May 29, 2026.

Tapestry will consider only proposals and nominations meeting the requirements of the applicable federal securities laws, the SEC rules promulgated thereunder and Tapestry's Bylaws.

Other Business

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of the Annual Meeting. As to any business other than as specified in the Notice of the Annual Meeting that may properly come before the Annual Meeting, however, it is intended that proxies will be voted in respect thereof in accordance with the discretion of the persons exercising such proxies.

Tapestry's Form 10-K and Other Matters

A copy of Tapestry's Annual Report on Form 10-K for the fiscal year ended June 28, 2025, as filed with the SEC, will be sent to any stockholder, without charge, by regular mail or by e-mail upon written request addressed to Tapestry, to the attention of the Investor Relations Department, 10 Hudson Yards, New York, New York 10001. You also may obtain our Annual Report on Form 10-K over the Internet at the SEC's website, *www.sec.gov,* or on the investor relations section of our website.

To the extent that this proxy statement is incorporated by reference into any of our other filings under the Securities Act or the Exchange Act, the sections of this proxy statement titled *Human Resources Committee Report* and *Audit Committee Report* (to the extent permitted by the rules of the SEC) will not be deemed incorporated, unless specifically provided otherwise in such filing. No information contained on our website, www.tapestry.com, is intended to be included as part of, or incorporated by reference into, this proxy statement.

Expenses of Solicitation

This solicitation is being made by mail, but may also be made by e-mail, telephone or in person by Tapestry's officers and employees (without additional compensation). Tapestry will pay the cost of soliciting proxies for the Annual Meeting, including the cost of mailing. Tapestry will reimburse brokerage firms, nominees, custodians and fiduciaries for

their out-of-pocket expenses for forwarding proxy materials to beneficial owners and seeking instruction with respect thereto. The Company has engaged Alliance Advisors LLC to assist in the solicitation of proxies for the Annual Meeting for a fee of $14,500 plus reasonable out-of-pocket expenses.

Householding

Pursuant to rules of the SEC, the Company is delivering to multiple stockholders sharing the same address one copy of the Notice of Internet Availability (or, for those who request it, one hard copy of our annual report, proxy statement and proxy card) in a single envelope unless the Company has received prior instructions to the contrary. This procedure is referred to as householding. Upon written or oral request, we will promptly mail a separate copy of our Notice of Internet Availability in separate envelopes (or our annual report, proxy statement and proxy card) to any stockholder at a shared address to which a single copy of our Notice of Internet Availability (or our annual report, proxy statement and proxy card) was delivered in a single envelope. Conversely, upon written or oral request, we will cease delivering separate copies of our Notice of

Internet Availability (or our annual report, proxy statement and proxy card) in separate envelopes to any stockholder at a shared address to which multiple copies of either document were delivered in the past. Please contact Broadridge Householding Department with your request, by calling their toll-free-number, 1-866-540-7095 or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. We will mail the materials that you request at no cost to you. Stockholders who hold their shares in "street name," that is, through a broker, bank, financial institution or other nominee or intermediary as holder of record, and who wish to change their householding instructions or obtain copies of these documents, should follow the instructions on their voting instruction card or contact the holders of record.

APPENDIX A

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The Company's reported results are presented in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The reported Net Sales, Operating Income, Gross Margin, Net Income and diluted earnings per share in fiscal years 2025 and 2024 reflect certain items which affect the comparability of our results.

In addition, the reported Net Sales, Operating Income, Gross Margin, Net Income, Inventory Turn and diluted earnings

per share in fiscal years 2025 and 2024 were adjusted, when applicable, for annual and/or LTI evaluation purposes. The following tables reconcile the "as reported" results to "adjusted" results excluding these items. Numbers shown in millions have been rounded to one decimal and diluted earnings per share has been rounded to two decimals.

ADJUSTMENTS FOR FISCAL YEAR 2025 FINANCIAL HIGHLIGHTS AND FISCAL YEAR 2025 ANNUAL INCENTIVE PLAN	Tapestry, Inc.			Coach			Kate Spade		
	Net Sales (in millions)	Operating Income (in millions)	Gross Margin	Net Sales (in millions)	Operating Income (in millions)	Gross Margin	Net Sales (in millions)	Operating Income (in millions)	Gross Margin
As Reported: (GAAP Basis)	$7,010.7	$ 415.0	75.4%	$5,598.5	$1,875.3	78.1%	$1,197.1	$(769.2)	66.7%
Acquisition and Divestiture	N/A	$ 112.5	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Organizational Efficiency	N/A	$ 17.2	N/A	N/A	$ 0.8	N/A	N/A	$ 5.7	N/A
Impairment	N/A	$ 854.8	N/A	N/A	N/A	N/A	N/A	$ 854.8	N/A
Adjusted: (Non-GAAP basis as reported in Form 10-K)[(1)]	$7,010.7	$1,399.5	75.4%	$5,598.5	$1,876.1	78.1%	$1,197.1	$ 91.3	66.7%
Foreign Currency Adjustments	$ 13.4	$ 14.4	—%	11.4	$ 10.8	—%	$ 2.1	$ 2.2	—%
Add Back AIP $ in Operating Income	$ —	$ 160.5	—%	0.0	$ 65.4	—%	0.0	$ 11.6	—%
Remove Brand Mix Impact from Gross Margin	0.0	0.0	(0.5)%	0.0	0.0	—%	0.0	0.0	—%
Adjusted: (Non-GAAP Basis for AIP results measurement)	$7,024.1	$1,574.4	74.9%	$5,609.9	$1,952.3	78.1%	$1,199.2	$ 105.1	66.7%

ADJUSTMENTS FOR FISCAL YEAR 2024 FINANCIAL HIGHLIGHTS AND FISCAL YEAR 2024 ANNUAL INCENTIVE PLAN	Tapestry, Inc.			Coach			Kate Spade		
	Net Sales (in millions)	Operating Income (in millions)	Gross Margin	Net Sales (in millions)	Operating Income (in millions)	Gross Margin	Net Sales (in millions)	Operating Income (in millions)	Gross Margin
As Reported: (GAAP Basis)	$6,671.2	$1,140.1	73.3%	$5,095.3	$1,651.1	76.1%	$1,334.4	$132.6	65.2%
Acquisition	N/A	$ 109.9	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Adjusted: (Non-GAAP basis as reported in Form 10-K)[(1)]	$6,671.2	$1,250.0	73.3%	$5,095.3	$1,651.1	76.1%	$1,334.4	$132.6	65.2%
Add Back AIP $ in Operating Income	0.0	$ 115.4	—%	0.0	$ 45.8	—%	0.0	$ 10.9	—%
Adjusted: (Non-GAAP Basis for AIP results measurement)	$6,671.2	$1,365.4	73.3%	5,095.3	$1,696.9	76.1%	$1,334.4	$143.5	65.2%

ADJUSTMENTS FOR FISCAL YEAR 2023-2025 PRSUs	Tapestry, Inc.			
Net Sales (for Net Sales Metric)	FY23 Net Sales (in millions)	FY24 Net Sales (in millions)	FY25 Net Sales (in millions)	Cumulative Net Sales (in millions)
As Reported: (GAAP Basis)	$6,660.9	$6,671.2	$7,010.7	$20,342.8

ADJUSTMENTS FOR FISCAL YEAR 2023-2025 PRSUs	Tapestry, Inc.			
NOPAT (for ROIC metric)	FY23 NOPAT (in millions)	FY24 NOPAT (in millions)	FY25 NOPAT (in millions)	Cumulative NOPAT (in millions)
As Reported: (Operating Income GAAP Basis)	$1,172.4	$1,140.1	$ 415.0	$2,727.5
Acquisition and Divestiture	N/A	109.9	$ 112.5	$ 222.4
Organizational Efficiency	N/A	N/A	$ 17.2	$ 17.2
Impairment	N/A	N/A	$ 854.8	$ 854.8
Adjusted: (Operating Income Non-GAAP basis as reported in Form 10-K)[1]	$1,172.4	$1,250.0	$1,399.5	$3,821.9
Income Taxes at Planned Tax Rate	$ (229.8)	$ (245.0)	$ (274.3)	$ (749.1)
Adjusted: (Non-GAAP Basis for PRSU results measurement)	$ 942.6	$1,005.0	$1,125.2	$3,072.8

ADJUSTMENTS FOR FISCAL YEAR 2023-2025 PRSUs	Tapestry, Inc.			
Total Debt (for ROIC metric)	FY23 Total Debt (in millions)	FY24 Total Debt (in millions)	FY25 Total Debt (in millions)	Cumulative Total Debt (in millions)
As Reported: (Current Debt GAAP Basis)	$ 25.0	$ 303.4	$ 16.7	$ 345.1
As Reported: (Long-Term Debt GAAP Basis)	$1,635.8	$ 6,937.2	$2,377.9	$10,950.9
Total Debt (for ROIC metric)	$1,660.8	$ 7,240.6	$2,394.6	$11,296.0
Capri Acquisition Debt	N/A	$(6,131.4)	N/A	$ (6,131.4)
Adjusted: (Non-GAAP Basis for PRSU results measurement)	$1,660.8	$ 1,109.2	$2,394.6	$ 5,164.6

ADJUSTMENTS FOR FISCAL YEAR 2023-2025 PRSUs	Tapestry, Inc.			
Total Stockholders' Equity (for ROIC metric)	FY23 Stockholders' Equity (in millions)	FY24 Stockholders' Equity (in millions)	FY25 Stockholders' Equity (in millions)	Cumulative Stockholders' Equity (in millions)
As Reported: (GAAP Basis)	$2,277.8	$2,896.9	$ 857.8	$6,032.5
Kate Spade Goodwill Impairment	N/A	N/A	$ 854.8	$ 854.8
Adjusted: (Non-GAAP Basis for PRSU results measurement)	$2,277.8	$2,896.9	$1,712.6	$6,887.3

(1) See pages 42 and 41 of the Company's Form 10-K for fiscal years 2025 and 2024, respectively, for a detailed description of certain items excluded from the non-GAAP financial measures presented in the 10-K for fiscal years 2025 and 2024.

These non-GAAP performance measures were used by management to conduct and evaluate its business during its regular review of operating results for the periods affected. Management and the Company's Board utilized these non-GAAP measures to make decisions about the uses of Company resources, analyze performance between periods, develop internal projections and measure management performance. The Company's primary internal financial reporting excluded these items affecting comparability. In addition, the HR Committee of the Company's Board used these non-GAAP measures when setting and assessing achievement of incentive compensation goals.

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We believe these non-GAAP measures are useful to investors in evaluating the Company's ongoing operating and financial results in a manner that is consistent with management's evaluation of business performance and understanding how such results compare with the Company's historical performance.

Additionally, we believe presenting certain increases and decreases in constant currency provides a framework for assessing the performance of the Company's business outside the United States and helps investors and analysts understand the effect of significant year-over-year currency fluctuations. We believe non-GAAP measures assist investors in developing expectations of future performance. By providing the non-GAAP measures, as a supplement to GAAP information, we believe we are enhancing investors' understanding of our business and our results of operations. The non-GAAP financial measures are limited in their usefulness and should be considered in addition to, and not in lieu of, U.S. GAAP financial measures. Further, these non-GAAP measures may be unique to the Company, as they may be different from non-GAAP measures used by other companies.

APPENDIX B

QUESTIONS YOU MAY HAVE REGARDING THIS PROXY STATEMENT

1. WHAT IS THE PURPOSE OF THESE MATERIALS?

The accompanying proxy is solicited on behalf of our Board. We provide these proxy materials to you in connection with our Annual Meeting. Our Annual Meeting will be held virtually via live webcast on Thursday, November 13, 2025, at 9:00 a.m., Eastern Time at www.virtualshareholdermeeting.com/TPR2025.

As a holder of shares of our common stock as of the close of business on the Record Date, you are invited to join the Annual Meeting and are entitled and requested to vote on the proposals described in this proxy statement.

2. WHAT INFORMATION IS CONTAINED IN THESE MATERIALS?

The information included in this proxy statement relates to the proposals to be considered and voted on at the Annual Meeting, the voting process, the compensation of the directors and our NEOs and other required information. Our Form 10-K for fiscal year 2025 is available to review with this proxy statement.

We are delivering the Notice of 2025 Annual Meeting of Stockholders and instructions on how to access the proxy statement (or, for those who request it, a hard copy of this proxy statement and the enclosed proxy card) to our stockholders on or about September 26, 2025.

3. WHAT PROPOSALS WILL BE VOTED ON AT THE MEETING?

At the Annual Meeting, our stockholders will be asked:

1. To elect 10 directors;

2. To consider and vote upon the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2026;

3. To consider and vote upon the approval of, on a non-binding advisory basis, the Company's executive compensation as described in this proxy statement; and

4. To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment of the Annual Meeting.

Our Board is not aware of any other matter that will be presented at the Annual Meeting. If any other matter is properly presented at the Annual Meeting, the persons named on your proxy will vote in accordance with their discretion on the matter.

4. DOES THE BOARD OF DIRECTORS RECOMMEND VOTING IN FAVOR OF THE PROPOSALS?

Yes, our Board unanimously recommends that you vote your shares "**FOR**" each of the director nominees in Proposal No. 1, and **"FOR"** Proposals No. 2 and 3.

5. WHAT SHARES CAN I VOTE?

You may vote all of the shares of our common stock that you owned at the close of business on the Record Date.

6. WHAT CLASSES OF SHARES ARE ENTITLED TO BE VOTED?

Holders of shares of our common stock are entitled to one vote for each share of common stock held by them as of the close of business on the Record Date. On the Record Date, the Company had

207,005,508 shares of common stock outstanding and entitled to be voted at the Annual Meeting, and no other stock of any series issued or outstanding.

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7. WHAT DO I NEED TO DO NOW?

Please carefully consider the information contained in this proxy statement and respond as soon as possible so that your shares will be represented at the Annual Meeting. You can respond by following the instructions for authorizing a proxy to vote presented in the Notice of Annual Meeting and Internet Availability of Proxy Materials you received; if you received paper copies of the Company's proxy materials, you can respond by completing, signing and dating your proxy card and returning it in the enclosed envelope. Alternatively, you may attend the Annual Meeting virtually via live webcast and vote your shares at the meeting. If you authorize a proxy to vote online, by telephone or mail in a proxy card, you may still participate in the Annual Meeting, and should you choose to do so, you may revoke the proxy by voting your shares during our Annual Meeting.

8. DO I NEED TO ATTEND THE ANNUAL MEETING?

No. You may authorize a proxy to vote your shares by following the instructions presented in the notice of the Annual Meeting and Internet Availability of Proxy Materials or if you received or requested a paper proxy card, by completing, signing and dating your proxy card and returning it in the envelope provided to you.

9. HOW DO I ATTEND THE ANNUAL MEETING THIS YEAR?

Tapestry's Annual Meeting will be conducted via a live webcast, simultaneously allowing for greater participation and the opportunity to participate in the live, online meeting from any location convenient for you. We are committed to ensuring that our stockholders have substantially the same opportunities to participate in the virtual Annual Meeting as they would at an in-person meeting. Stockholders may attend the Annual Meeting, vote and submit a question during the Annual Meeting by visiting www.virtualshareholdermeeting.com/TPR2025. Questions may also be submitted prior to the Annual Meeting at www.proxyvote.com. Stockholders will be able to review the rules of conduct and other meeting materials on www.virtualshareholdermeeting.com/TPR2025. We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions, we will group such questions together. The webcast replay of the Annual Meeting, including the question and answer portion, will be available soon after the Annual Meeting on our Investor Relations website for at least 30 days. Please note that stockholders will need their control number which appears on their Notice of Internet Availability of Proxy Materials, the proxy card (printed in the box and marked by the arrow), and the instructions that accompanied the proxy materials in order to access these sites and vote shares or ask questions prior to or at the Annual Meeting. If you hold your shares as a beneficial owner in street name and do not have a control number, please contact your bank or brokerage firm for voting instructions. If you access the Annual Meeting but do not enter your control number you will be able to listen to the proceedings, but you will not be able to vote or otherwise participate.

We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any technical difficulties during check-in or during the Annual Meeting, please call the technical support number that will be posted on www.virtualshareholdermeeting.com/TPR2025.

10. WHAT CONSTITUTES A QUORUM, AND WHY IS A QUORUM REQUIRED?

A quorum is required for the Tapestry stockholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person via the webcast or by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at the Annual Meeting on any matter will constitute a quorum, permitting us to conduct the business of the Annual Meeting. Proxies received but marked as abstentions, if any, and broker non-votes described below, will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of obtaining a quorum.

11. WHAT IS THE VOTING REQUIREMENT TO APPROVE THE PROPOSALS?

With respect to election of directors (Proposal No. 1), our Bylaws provide that directors will be elected by a majority of the total votes cast "FOR" and "AGAINST" each nominee in the election of directors at the Annual Meeting, either in person or by properly completed or authorized proxy. This means that the number of shares voted "FOR" a nominee must exceed the number of shares voted "AGAINST" that nominee. There are no cumulative voting rights. Abstentions and broker non-votes will not have any effect on the election of directors. See "What happens if a director nominee does not receive a majority of the votes cast?" below for information concerning our director resignation policy.

Approval of Proposals No. 2 and 3 requires, in each case, "FOR" votes from a majority of the votes cast on the matter at the Annual Meeting, either in person or by properly completed or authorized proxy.

Abstentions and broker non-votes will not have any effect on Proposals No. 2 and 3. Additionally, as discussed below, we do not expect that there will be any broker non-votes with regard to Proposal No. 2 as it is a routine matter.

12. WHAT IF I DON'T VOTE? WHAT IF I ABSTAIN? HOW ARE BROKER NON-VOTES COUNTED?

If you hold your shares in street name, based on current NYSE rules, your broker will NOT be able to vote your shares with respect to the election of directors or the non-binding advisory approval of executive compensation. If you have not provided directions to your broker, we strongly encourage you to do so and exercise your right to vote as a stockholder. However, the NYSE considers Proposal No. 2, regarding the ratification of the appointment of D&T, a routine matter. Thus, your broker or nominee may vote on your behalf with regard to

Proposal No. 2, whether or not you provide voting instructions. When a proposal is not a routine matter and a brokerage firm has not received voting instructions from a beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a broker non-vote. Abstentions and broker non-votes are generally not considered votes cast and will have no effect on the proposals.

13. WHAT HAPPENS IF A DIRECTOR NOMINEE DOES NOT RECEIVE A MAJORITY OF THE VOTES CAST?

Under our Corporate Governance Principles, a director nominee, running uncontested, who does not receive a majority of the votes cast, is required to tender his or her resignation for consideration by the GN Committee. The GN Committee will recommend to the Board whether to accept or reject the resignation.

The Board will act on the tendered resignation and publicly disclose its decision within 90 days following certification of the election results. Unless all directors have tendered their resignation, any director who tenders his or her resignation will not participate in the Board's decision with respect to his or her resignation.

14. CAN I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY?

Yes. You may change your vote at any time before your proxy is exercised at the meeting. You can do this in one of three ways. First, you can revoke your proxy by sending written notice to the Secretary of Tapestry before the Annual Meeting. Second, you can authorize online or send the Secretary of Tapestry a later-dated, signed proxy before the meeting. Third, if you are

a holder of record, you can attend the meeting through our live online webcast and submit your vote electronically. If your shares are held in an account at a brokerage firm or bank and you do not have your control number, you must contact your brokerage firm or bank for instructions on how to change your vote.

15. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

Your broker may vote your shares only if the proposal is a matter on which your broker has discretion to vote (which is limited to the ratification of the appointment of the Company's

independent registered public accounting firm) or if you provide directions on how to vote by following the instructions provided to you by your broker.

16. WHO WILL COUNT THE VOTES?

All votes will be tabulated by Broadridge Financial Solutions, the inspector of elections appointed for the meeting.

17. WHERE CAN I FIND VOTING RESULTS OF THE ANNUAL MEETING?

We will announce preliminary voting results at the meeting and publish final results in a Form 8-K filed with the SEC within four business days after the end of the Annual Meeting.

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18. WHO WILL BEAR THE COSTS OF SOLICITING VOTES FOR THE MEETING?

The expenses of soliciting proxies to be voted at the meeting will be paid by the Company. Following the original mailing of soliciting materials, we may also solicit proxies by mail, telephone, fax or e-mail. Following the original mailing of soliciting materials, we will request that brokers, custodians, nominees and other record holders of common stock forward copies of the proxy statement and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. In such cases, the Company, upon the request of the record holders, will reimburse these holders for their reasonable expenses. The Company has engaged Alliance Advisors LLC to solicit proxies for a fee of $14,500 plus reasonable out-of-pocket expenses.

19. WHOM SHOULD I CALL WITH OTHER QUESTIONS?

If you have additional questions about this proxy statement or the meeting or would like additional copies of this document, please contact: Tapestry, 10 Hudson Yards, New York, New York 10001, Attention: Investor Relations Department, Telephone: (212) 946-7252.

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TAPESTRY ANNUAL
MEETING VOTING